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Exhibit 99.1

Notice of Annual and Special Meeting
of Shareholders
Friday, April 26, 2013

Management Information Circular

AGNICO-EAGLE MINES LIMITED
Suite 400
145 King Street East
Toronto, Ontario
M5C 2Y7

NOTICE OF 2013 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Date:	Friday, April 26, 2013
Time:	11:00 a.m. (Toronto time)
Place:	Sheraton Centre Toronto Hotel, Dominion Ballroom, 123 Queen St. West, Toronto, Ontario
Business of the Meeting:	1.	Receipt of the financial statements of Agnico-Eagle Mines Limited ("the Company") for the year ended December 31, 2012 and the auditors' report on the statements;
	2.	Election of directors;
	3.	Appointment of auditors;
	4.	Consideration of and, if deemed advisable, the passing of an ordinary resolution approving an amendment to the Company's Stock Option Plan;
5.

Consideration of and, if deemed advisable, the passing of a special resolution approving an amendment to the Company's articles to change the Company's name to "Agnico Eagle Mines Limited/Mines Agnico Eagle Limitée";

	6.	Consideration of and, if deemed advisable, the passing of an ordinary resolution confirming an amendment to the Company's by-laws;
	7.	Consideration of and, if deemed advisable, the passing of a non-binding, advisory resolution accepting the Company's approach to executive compensation; and
	8.	Consideration of any other business which may be properly brought before the Annual and Special Meeting of Shareholders.

By order of the Board of Directors
R. GREGORY LAING General Counsel, Senior Vice-President, Legal and Corporate Secretary March 11, 2013

To be effective at the meeting, proxies must be deposited with Computershare Trust Company of Canada no later than 48 hours prior to the commencement of the meeting.

 MANAGEMENT INFORMATION CIRCULAR

        This Management Information Circular is provided in connection with the solicitation by the management of Agnico-Eagle Mines Limited (the "Company") of proxies for use at the Annual and Special Meeting of Shareholders. Unless otherwise stated, all information in this Circular is given as at March 11, 2013 and all dollar amounts are stated in Canadian dollars.

SECTION 1: VOTING INFORMATION

Who is soliciting my proxy?

        The management of the Company is soliciting your proxy for use at the Annual and Special Meeting of Shareholders.

What will I be voting on?

        You will be voting on:

  •
  the election of directors (page 4);

  •
  the appointment of Ernst & Young LLP as the Company's auditors (page 16);

  •
  an amendment to the Company's Stock Option Plan (the "Stock Option Plan") (page 17);

  •
  an amendment to the Company's articles to change the Company's name to "Agnico Eagle Mines Limited/Mines Agnico Eagle Limitée" (page 17);

  •
  the confirmation of an amendment to the Company's by-laws (page 18);

  •
  on a non-binding, advisory basis, whether to accept the Company's approach to executive compensation (page 18); and

  •
  other business brought before the meeting if any other matter is put to a vote.

What else will happen at the meeting?

        The financial statements for the year ended December 31, 2012 together with the auditors' report on these statements will be presented at the meeting.

How will these matters be decided at the meeting?

        A majority of votes cast, by proxy or in person, will constitute approval of each of the matters specified in this Circular, except for the proposed amendment to the articles of the Company to change the Company's name, which requires the approval of two-thirds of the votes cast.

How many votes do I have?

        You will have one vote for each common share of the Company you own at the close of business on March 11, 2013, the record date for the meeting. To vote shares that you acquired after the record date, you must, no later than the commencement of the meeting:

  •
  request that the Company add your name to the list of voters; and

  •
  properly establish ownership of the common shares or produce properly endorsed share certificates evidencing that the common shares have been transferred.

How many shares are eligible to vote?

        At the close of business on March 11, 2013 there were 172,501,169 common shares of the Company outstanding. Each common share held at that date entitles you to one vote. BlackRock, Inc. filed a report dated January 9, 2013 with securities regulators stating that it controls 20,005,396 (or approximately 11.63%) of the Company's common shares as at the date of the report. To the knowledge of the directors and senior officers of the Company, no other person or corporation owns or exercises control or direction over 10% or more of the outstanding common shares.

How do I vote?

        If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the meeting or by proxy, as explained below. If your shares are registered in the name of an intermediary, such as a bank, trust company, securities broker or other financial institution, please see the instructions below under the heading "How can a non-registered shareholder vote?"

Voting by proxy for registered shareholders

        In addition to voting in person at the meeting, you may vote by mail by completing the form of proxy and returning it in the enclosed envelope to Computershare Trust Company of Canada (the "Depositary"). You may

also appoint a person (who need not be a shareholder), other than one of the directors or officers named in the proxy, to represent you at the meeting by inserting the person's name in the blank space provided in the proxy and returning the proxy to the Depositary no later than 48 hours prior to the commencement of the meeting.

        You may also vote by phone or via the Internet. To vote by phone, in Canada and the United States only, call the toll-free number listed on the proxy from a touch tone phone. When prompted, enter your Holder Account Number and Proxy Access Number listed on the proxy and follow the voting instructions. To vote via the Internet, go to the website specified on the proxy and enter your Holder Account Number and Proxy Access Number listed on the proxy and follow the voting instructions on the screen. If you vote by telephone or via the Internet, do not complete or return the proxy form.

How will my proxy be voted?

        On the form of proxy, you can indicate how you would like your proxyholder to vote your shares for any matter put to a vote at the meeting and on any ballot, and your shares will be voted accordingly. If you do not indicate how you want your shares to be voted, the persons named in the proxy intend to vote your shares in the following manner:

  (i)
  for the election of management's nominees as directors;

  (ii)
  for the appointment of management's nominees, Ernst & Young LLP, as the auditors and the authorization of the directors to fix the remuneration of the auditors;

  (iii)
  for the proposed amendment to the Stock Option Plan;

  (iv)
  for the proposed amendment to the Company's articles to change the Company's name to "Agnico Eagle Mines Limited/Mines Agnico Eagle Limitée";

  (v)
  for the confirmation of the amendment to the Company's by-laws;

  (vi)
  for the acceptance of the Company's approach to executive compensation; and

  (vii)
  for management's proposals generally.

What if I want to revoke my proxy?

        You can revoke your proxy at any time prior to its use. You may revoke your proxy by requesting, or having your authorized attorney request, in writing to revoke your proxy. This request must be delivered to the Company's address (as listed in this Circular) before the last business day preceding the day of the meeting or to the Chairman of the meeting on the day of the meeting or any adjournment.

How are proxies solicited?

        The solicitation of proxies will be primarily by mail; however, proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The cost of this solicitation will be paid by the Company.

How can a non-registered shareholder vote?

        If your common shares are not registered in your name, they will be held by an intermediary such as a bank, trust company, securities broker or other financial institution. Each intermediary has its own procedures that should be carefully followed by non-registered shareholders to ensure that their shares are voted at the meeting, including when and where the proxy or voting instruction form is to be delivered. If you are a non-registered shareholder, you should have received this Circular, together with either (a) the voting instruction form from your intermediary to be completed and signed by you and returned to the intermediary in accordance with the instructions provided by the intermediary, or (b) a form of proxy, which has already been signed by the intermediary and is restricted as to the number of shares beneficially owned by you, to be completed by you and returned to the Depositary no later than 48 hours prior to the commencement of the meeting. To vote in person at the meeting, a non-registered shareholder should, in the case of a voting instruction form, follow the instructions set out on the voting instruction form and, in the case of a form of proxy, insert his or her name in the blank space provided and return the form of proxy to the Depositary no later than 48 hours prior to the commencement of the meeting.

SECTION 2: BUSINESS OF THE MEETING

Election of Directors

        The articles of the Company provide for a minimum of five and a maximum of fifteen directors. By special resolution of the shareholders of the Company approved at the annual and special meeting of the Company held on June 27, 1996, the shareholders authorized the Board to determine the number of directors within the minimum and maximum. The number of directors to be elected is thirteen, as determined by the Board of Directors by resolution passed on February 15, 2012. The names of the proposed nominees for election as directors are set out below. Each director will hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed or the position is vacated.

        The Board of Directors does not have a mandatory retirement policy for directors based solely on age. Due in part to the Company's practice of conducting annual evaluations of the Board of Directors, committees and individual directors, the Board of Directors approved and adopted a resignation policy primarily based on the directors' performance, commitment, skills and experience. As set out in greater detail under "Appendix A: Statement of Corporate Governance Practices — Assessment of Directors" below, each of the directors' performances will continue to be evaluated annually.

Majority Voting Policy

        As part of its ongoing review of corporate governance practices, on February 20, 2008 the Board of Directors adopted a policy providing that in an uncontested election of directors, any nominee who receives a greater number of votes "withheld" than votes "for" will tender his or her resignation to the Chairman of the Board of Directors promptly following the shareholders' meeting. The Corporate Governance Committee will consider the offer of resignation and will make a recommendation to the Board of Directors on whether to accept it. In considering whether or not to accept the resignation, the Corporate Governance Committee will consider all factors deemed relevant by the members of such Committee. The Corporate Governance Committee will be expected to accept the resignation except in situations where the considerations would warrant the applicable director continuing to serve on the Board of Directors. The Board of Directors will make its final decision and announce it in a press release within 90 days following the shareholders' meeting. A director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board of Directors or the Corporate Governance Committee at which the resignation is considered.

        The persons named on the enclosed form of proxy intend to VOTE FOR the election of each of the proposed nominees whose names are set out below and who are all currently directors of the Company unless a shareholder has specified in his or her proxy that his or her common shares are to be withheld from voting for the election of a proposed nominee. The security ownership amounts presented in the table reflect ownership of common shares, options to purchase common shares ("Options") under the Stock Option Plan (as described below), warrants to purchase common shares ("Warrants") and Restricted Share Units ("RSUs") under the Company's Restricted Share Unit Plan (the "RSU Plan") (as described below), as at March 11, 2013. The common share ownership amounts set out below do not include common shares underlying immediately exercisable Options, Warrants or RSUs.

 NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS

Dr. Leanne M. Baker	Independent

Sebastopol, California	Director since 2003

Dr. Baker is the President and Chief Executive Officer and a director of Sutter Gold Mining Inc. ("Sutter"), a gold company that is developing its Lincoln Project in California's Mother Lode. Sutter's shares trade on the TSX Venture Exchange and the OTCQX. Previously, Dr. Baker was employed by Salomon Smith Barney where she was one of the top-ranked mining sector equity analysts in the United States. Dr. Baker is a graduate of the Colorado School of Mines (M.S. and Ph.D. in mineral economics).

Value of At-Risk Investment(1) $460,000	Board/Committee Memberships	Attendance at Meetings during 2012

5,500 Common Shares 250 Warrants 15,944 Options 6,000 RSUs Meets Director shareholding requirements	Board of Directors Audit Committee (Chair)	8/8 (100%) 5/5 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Corporate Finance and Mineral Economics	Sutter Gold Mining Inc.	—

	Reunion Gold Corporation	Audit Committee Compensation and Corporate Governance Committee

	McEwen Mining Inc.	Audit Committee

	Kimber Resources Inc.	Compensation Committee (Chair)

Douglas R. Beaumont, P. Eng.	Independent

Mississauga, Ontario	Director since 1997

Mr. Beaumont, now retired, was most recently Senior Vice-President, Process Technology of SNC Lavalin. Prior to that, he was Executive Vice-President of Kilborn Engineering and Construction. Mr. Beaumont is a graduate of Queen's University (B.Sc.).

Value of At-Risk Investment(1) $798,400	Board/Committee Memberships	Attendance at Meetings during 2012

17,960 Common Shares 15,944 Options 2,000 RSUs Meets Director shareholding requirements	Board of Directors Health, Safety, Environment and Sustainable Development Committee Compensation Committee	8/8 (100%) 5/5 (100%) 5/5 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Mining and Metallurgy	—	—

Sean Boyd, CA

Toronto, Ontario	Director since 1998

Mr. Boyd is the Vice-Chairman, President and Chief Executive Officer and a director of the Company. Mr. Boyd has been with the Company since 1985. Prior to his appointment as Vice-Chairman, President and Chief Executive Officer in February 2012, Mr. Boyd served as Vice-Chairman and Chief Executive Officer from 2005 to 2012 and as President and Chief Executive Officer from 1998 to 2005, Vice-President and Chief Financial Officer from 1996 to 1998, Treasurer and Chief Financial Officer from 1990 to 1996, Secretary Treasurer during a portion of 1990 and Comptroller from 1985 to 1990. Prior to joining the Company in 1985, he was a staff accountant with Clarkson Gordon (Ernst & Young). Mr. Boyd is a Chartered Accountant and a graduate of the University of Toronto (B.Comm.).

Value of At-Risk Investment(1) $6,632,080	Board/Committee Memberships	Attendance at Meetings during 2012

41,142 Common Shares 8,000 Warrants 952,500 Options 124,660 RSUs Meets CEO shareholding requirements	Board of Directors	8/8 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Executive Management, Finance	—	—

Martine A. Celej	Independent

Toronto, Ontario	Director since 2011

Ms Celej is a Vice-President, Investment Advisor with RBC Dominion Securities and has been in the investment industry since 1989. She is a graduate of Victoria College at the University of Toronto (B.A. (Honours)).

Value of At-Risk Investment(1) $320,000	Board/Committee Memberships	Attendance at Meetings during 2012

2,000 Common Shares 4,721 Options 6,000 RSUs Has until February 14, 2016 (five years from joining the Board) to meet Director shareholding requirements	Board of Directors Compensation Committee	8/8 (100%) 5/5 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Investment Management	—	—

Clifford J. Davis	Independent

Kemble, Ontario	Director since 2008

Mr. Davis is a mining industry veteran and formerly a member of the senior management teams of New Gold Inc., Gabriel Resources Ltd. and TVX Gold Inc. Mr. Davis is a graduate of the Royal School of Mines, Imperial College, London University (B.Sc., Mining Engineering).

Value of At-Risk Investment(1) $480,000	Board/Committee Memberships	Attendance at Meetings during 2012

6,000 Common Shares 800 Warrants 17,744 Options 6,000 RSUs Meets Director shareholding requirements	Board of Directors Health, Safety and Environment and Sustainable Development Committee (Chair)	8/8 (100%) 5/5 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Mining	Zenyatta Ventures Ltd.	Compensation Committee Nominating and Corporate Governance Committee

Robert J. Gemmell	Independent

Toronto, Ontario	Director since 2011

Mr. Gemmell, now retired, spent 25 years as an investment banker in the United States and in Canada. Most recently, he was President and Chief Executive Officer of Citigroup Global Markets Canada and its predecessor companies (Salomon Brothers Canada and Salomon Smith Barney Canada) from 1996 to 2008. In addition, he was a member of the Global Operating Committee of Citigroup Global Markets from 2006 to 2008. Mr. Gemmell is a graduate of Cornell University (B.A.), Osgoode Hall Law School (LL.B) and the Schulich School of Business (MBA).

Value of At-Risk Investment(1) $640,000	Board/Committee Memberships	Attendance at Meetings during 2012

10,000 Common Shares 5,824 Options 6,000 RSUs Meets Director shareholding requirements	Board of Directors Compensation Committee (Chair)	6/8 (75%) 5/5 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Corporate Finance and Business Strategy	—	—

Bernard Kraft, CA	Independent

Toronto, Ontario	Director since 1992

Mr. Kraft is a retired senior partner of the Toronto accounting firm Kraft, Berger LLP, Chartered Accountants and now serves as a consultant to that firm. He is also a principal in Kraft Yabrov Valuations Inc. Mr. Kraft is recognized as a Designated Specialist in Investigative and Forensic Accounting by the Canadian Institute of Chartered Accountants. Mr. Kraft is a member of the Canadian Institute of Chartered Business Valuators, the Association of Certified Fraud Examiners and the American Society of Appraisers.

Value of At-Risk Investment(1) $586,280	Board/Committee Memberships	Attendance at Meetings during 2012

12,657 Common Shares 15,944 Options 2,000 RSUs Meets Director shareholding requirements	Board of Directors Audit Committee Corporate Governance Committee	7/8 (88%) 5/5 (100%) 4/4 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Audit and Accounting	Harte Gold Corp.	Audit Committee

Mel Leiderman, CPA, CA, TEP, ICD.D	Independent

Toronto, Ontario	Director since 2003

Mr. Leiderman is the managing partner of the Toronto accounting firm Lipton LLP, Chartered Accountants. He is a graduate of the University of Windsor (B.A.) and is a certified director of the Institute of Corporate Directors (ICD.D).

Value of At-Risk Investment(1) $480,000	Board/Committee Memberships	Attendance at Meetings during 2012

6,000 Common Shares 15,944 Options 6,000 RSUs Meets Director shareholding requirements	Board of Directors Audit Committee	8/8 (100%) 5/5 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Audit and Accounting	Colossus Minerals Inc.	Audit Committee Corporate Governance and Compensation Committee

	Morguard North American Residential REIT	Audit Committee

James D. Nasso, ICD.D	Independent

Toronto, Ontario	Director since 1986

Mr. Nasso is now retired and is a graduate of St. Francis Xavier University (B.Comm.).

Value of At-Risk Investment(1) $931,560	Board/Committee Memberships	Attendance at Meetings during 2012

18,289 Common Shares 15,944 Options 5,000 RSUs Meets Director shareholding requirements	Chairman of the Board Corporate Governance Committee Health, Safety, Environment and Sustainable Development Committee	8/8 (100%) 4/4 (100%) 2/2 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Management and Business Strategy	—	—

Dr. Sean Riley	Independent

Antigonish, Nova Scotia	Director since 2011

Dr. Riley has served as President of St. Francis Xavier University since 1996. Prior to 1996, his career was in finance and management, first in corporate banking and later in manufacturing. Dr. Riley is a graduate of St. Francis Xavier University (B.A. (Honours)) and of Oxford University (M. Phil, D. Phil, International Relations).

Value of At-Risk Investment(1) $320,000	Board/Committee Memberships	Attendance at Meetings during 2012

2,000 Common Shares 5,824 Options 6,000 RSUs Has until January 1, 2016 (five years from joining the Board) to meet Director shareholding requirements	Board of Directors Audit Committee	7/8 (88%) 4/5 (80%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Management and Business Strategy	—	—

J. Merfyn Roberts, CA	Independent

London, England	Director since 2008

Mr. Roberts has been a fund manager and investment advisor for more than 25 years and has been closely associated with the mining industry. Mr. Roberts is a graduate of Liverpool University (B.Sc., Geology) and Oxford University (M.Sc., Geochemistry) and is a member of the Institute of Chartered Accountants in England and Wales.

Value of At-Risk Investment(1) $480,000	Board/Committee Memberships	Attendance at Meetings during 2012

6,000 Common Shares 500 Warrants 23,144 Options 6,000 RSUs Meets Director shareholding requirements	Board of Directors Corporate Governance Committee (Chair)	8/8 (100%) 4/4 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Investment Management	Eastern Platinum Limited	Audit Committee

	Rambler Metals and Mining plc	Compensation and Corporate Governance Committee

	Mena Hydrocarbons Inc.	Remuneration Committee Audit Committee

	Blackheath Resources Inc.	—

Howard R. Stockford, P. Eng.	Independent

Toronto, Ontario	Director since 2005

Mr. Stockford is a retired mining executive with over 50 years of experience in the industry. Most recently, he was Executive Vice-President of Aur Resources Inc. ("Aur") and a director of Aur from 1984 until August 2007, when it was taken over by Teck Cominco Limited. Mr. Stockford has previously served as President of the Canadian Institute of Mining, Metallurgy and Petroleum and is a member of the Association of Professional Engineers of Ontario, the Prospectors and Developers Association of Canada and the Society of Economic Geologists. Mr. Stockford is a graduate of the Royal School of Mines, Imperial College, London University, U.K. (B.Sc., Mining Geology).

Value of At-Risk Investment(1) $442,720	Board/Committee Memberships	Attendance at Meetings during 2012

7,068 Common Shares 15,944 Options 4,000 RSUs Meets Director shareholding requirements	Board of Directors Compensation Committee Health, Safety, Environment and Sustainable Development Committee	8/8 (100%) 5/5 (100%) 5/5 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Executive Management, Mining	Victory Nickel Inc.	Audit Committee Corporate Governance Committee Technical Committee

Pertti Voutilainen, M.Sc., M. Eng.	Independent

Espoo, Finland	Director since 2005

Mr. Voutilainen is a mining industry veteran. Most recently, he was the Chairman of the board of directors of Riddarhyttan Resources AB. Previously, Mr. Voutilainen was the Chairman of the board of directors and Chief Executive Officer of Kansallis Banking Group and President after its merger with Union Bank of Finland until his retirement in 2000. He was also employed by Outokumpu Corp., Finland's largest mining and metals company, for 26 years, including as Chief Executive Officer for 11 years. Mr. Voutilainen holds the honorary title of Mining Counselor (Bergsrad), which was awarded to him by the President of the Republic of Finland in 2003. Mr. Voutilainen is a graduate of Helsinki University of Technology (M.Sc.), Helsinki University of Business Administration (M.Sc.) and Pennsylvania State University (M. Eng.).

Value of At-Risk Investment(1) $672,000	Board/Committee Memberships	Attendance at Meetings during 2012

14,800 Common Shares 15,944 Options 2,000 RSUs Meets Director shareholding requirements	Board of Directors Corporate Governance Committee	8/8 (100%) 4/4 (100%)

Area of Expertise	Other Public Board Directorships	Other Public Board Committee Memberships

Mining and Finance	—	—

(1)
Indicates the total market value of common shares and RSUs held by a director based on the closing price of the Company's common shares on the Toronto Stock Exchange (the "TSX") of $40.00 on March 11, 2013.

Overall Meeting Attendance

        The attendance by each nominee for election as director at Board and Committee meetings in 2012 is indicated in the biography of each individual director. The overall meeting attendance in 2012 is set out below.

2012 Board and Committee Meetings

(1)
Board of Directors: 13 members; 8 meetings (96% attendance)

(2)
Audit Committee: 4 members; 5 meetings (95% attendance)

(3)
Compensation Committee: 4 members; 5 meetings (100% attendance)

(4)
Corporate Governance Committee: 4 members; 4 meetings (100% attendance)

(5)
Health, Safety, Environment and Sustainable Development Committee: 4 members; 3 meetings and 3 members; 2 meetings (100% attendance)

Director Tenure

        The following graph sets out the number of years the thirteen nominees for election as director have served on the Board.

Compensation of Directors and Other Information

        Mr. Boyd, who is a director and the Vice-Chairman, President and Chief Executive Officer of the Company, does not receive any remuneration for his services as director of the Company.

        The table below sets out the annual retainers (annual retainers for the Chairs of the Board of Directors and other Committees are in addition to the base annual retainer) paid to the directors during the year ended December 31, 2012. Directors do not receive meeting attendance fees.

Compensation during the year ending December 31, 2012
Annual Board retainer (base)	$120,000
Additional Annual retainer for Chairman of the Board	$120,000
Additional Annual retainer for Chairman of the Audit Committee	$25,000
Additional Annual retainer for Chairs of other Board Committees	$10,000

        Effective as of July 1, 2011, director compensation was amended to more closely align the equity component of director compensation with shareholder interests by discontinuing the former practice of granting Options to non-executive directors and replacing such Option grants with grants of RSUs. As the value of RSUs tracks the value of the Company's common shares, the equity value of director compensation will now correspond directly with share price movements, thereby more closely aligning director and shareholder interests.

        In January 2012 and 2013, each director was entitled to receive an annual grant of 3,000 RSUs (the Chairman of the Board was entitled to receive 4,000 RSUs in 2012 and 5,000 RSUs in 2013). However, if a director meets the minimum share ownership requirement (as described under "Director Shareholding Guidelines" below), he or she can elect to receive cash in lieu of a portion of the RSUs to be granted, subject to receipt of a minimum annual grant of 1,000 RSUs.

Director Shareholding Guidelines

        To more closely align the interests of directors with those of shareholders, directors (other than Mr. Boyd, who is subject to the Chief Executive Officer shareholding requirements set out under "Share Ownership" on page 27 of this Circular) are required to own a minimum of 10,000 common shares of the Company and/or RSUs. Directors have a period of the later of: (i) two years from the date of adoption of this policy (that is,

August 24, 2013) or (ii) five years from the date of joining the Board, to achieve this ownership level through open market purchases of common shares, grants of RSUs or the exercise of Options held.

        As of March 11, 2013, all of the directors have satisfied the minimum share ownership requirement, other than Dr. Riley who has until January 1, 2016 and Ms. Celej who has until February 14, 2016 (five years from the date each became a director) to satisfy the minimum share ownership requirement.

        The table below sets out the number and the value of common shares and RSUs held by each director of the Company.

	Aggregate common shares and RSUs owned by each director and aggregate value thereof as of March 11, 2013
Name	Aggregate Number of Common Shares	Aggregate Value of Common Shares(1)	Aggregate Number of RSUs	Aggregate Value of RSUs(1)	Deadline to meet Guideline
	(#)	($)	(#)	($)
Leanne M. Baker	5,500	220,000	6,000	240,000	Meets Guideline
Douglas R. Beaumont	17,960	718,400	2,000	80,000	Meets Guideline
Sean Boyd	41,142	1,645,680	124,660	4,986,400	Meets CEO Guideline(2)
Martine A. Celej	2,000	80,000	6,000	240,000	February 14, 2016
Clifford J. Davis	6,000	240,000	6,000	240,000	Meets Guideline
Robert J. Gemmell	10,000	400,000	6,000	240,000	Meets Guideline
Bernard Kraft	12,657	506,280	2,000	80,000	Meets Guideline
Mel Leiderman	6,000	240,000	6,000	240,000	Meets Guideline
James D. Nasso	18,289	731,560	5,000	200,000	Meets Guideline
Sean Riley	2,000	80,000	6,000	240,000	January 1, 2016
John Merfyn Roberts	6,000	240,000	6,000	240,000	Meets Guideline
Howard R. Stockford	7,068	282,720	4,000	160,000	Meets Guideline
Pertti Voutilainen	14,800	592,000	2,000	80,000	Meets Guideline

(1)
The valuation is calculated based on the closing price of the Company's shares on the TSX of $40.00 on March 11, 2013.

(2)
Mr. Boyd is subject to the Chief Executive Officer shareholding requirements set out under "Share Ownership" on page 27 of this Circular.

        The following table sets out the compensation provided to the members of the Board of Directors, other than Mr. Boyd, for the Company's most recently completed financial year.

Director Compensation Table — 2012

Name	Fees Earned	Share-Based Awards(1)	Option-Based Awards(2)	Non-Equity Incentive Plan Compensation(3)	Pension Value	All Other Compensation	Total(4)
	($)	($)	($)	($)	($)	($)	($)
Leanne M. Baker	145,000	114,060	n/a	n/a	n/a	n/a	259,060
Douglas R. Beaumont	120,000	38,020	n/a	81,100	n/a	n/a	239,120
Martine A.Celej	120,000	114,060	n/a	n/a	n/a	n/a	234,060
Clifford J. Davis	130,000	114,060	n/a	n/a	n/a	n/a	244,060
Robert Gemmell	130,000	114,060	n/a	n/a	n/a	n/a	244,060
Bernard Kraft	120,000	38,020	n/a	81,100	n/a	n/a	239,120
Mel Leiderman	120,000	114,060	n/a	n/a	n/a	n/a	234,060
James D. Nasso	240,000	152,080	n/a	n/a	n/a	n/a	392,080
John Merfyn Roberts	130,000	114,060	n/a	n/a	n/a	n/a	244,060
Sean Riley	120,000	114,060	n/a	n/a	n/a	n/a	234,060
Howard R. Stockford	120,000	114,060	n/a	n/a	n/a	n/a	234,060
Pertti Voutilainen	120,000	38,020	n/a	81,100	n/a	n/a	239,120

(1)
The valuation of the grants of RSUs was calculated based on the closing price of the Company's common shares on the TSX of $38.02 on January 4, 2012, the day prior to the date of the grant.

(2)
Option-based awards are no longer granted to non-executive directors.

(3)
A director who satisfies the minimum shareholding requirement may elect to receive cash in lieu of a portion of his or her grant of RSUs.

(4)
Set out in Canadian dollars. On December 31, 2012 the noon buying rate as reported by the Bank of Canada (the "Noon Buying Rate") was C$1.00 equals US$1.0051.

        The following table sets out the value vested during the most recently completed financial year of the Company of incentive plan awards granted to the directors of the Company, other than Mr. Boyd.

Incentive Plan Awards Table — Value Vested During Fiscal Year 2012

Name	Option-Based Awards — Value Vested During the Year	Share-Based Awards — Value Vested During the Year	Non-Equity Incentive Plan Compensations — Value Earned During the Year
	($)	($)	($)
Leanne M. Baker	4,520	nil	n/a
Douglas R. Beaumont	nil	nil	n/a
Martine A. Celej	nil	nil	n/a
Clifford J. Davis	143,064	nil	n/a
Robert Gemmell	nil	nil	n/a
Bernard Kraft	nil	nil	n/a
Mel Leiderman	nil	nil	n/a
James D. Nasso	nil	nil	n/a
Sean Riley	nil	nil	n/a
John Merfyn Roberts	143,064	nil	n/a
Howard R. Stockford	nil	nil	n/a
Pertti Voutilainen	nil	nil	n/a

        The following table sets out the outstanding Option awards and RSUs of the directors of the Company, other than Mr. Boyd, as at December 31, 2012.

Outstanding Incentive Plan Awards Table — 2012

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-The-Money Options(1)	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Share-Based Awards that have not Vested(1)
	(#)	($)		($)	(#)	($)
Leanne M. Baker	35,000	54.63(2)	1/2/2013	4,520(2)	3,000	156,390(2)
	4,000	51.33(2)	1/4/2014
	6,120	54.00(2)	1/2/2015
	5,824	76.70(2)	1/4/2016
Douglas R. Beaumont	35,000	54.42	1/2/2013	nil	1,000	52,130
	4,000	62.77	1/2/2014
	6,120	56.92	1/2/2015
	5,824	76.60	1/4/2016
Martine A. Celej	4,721	70.26	2/21/2016	nil	3,000	156,390
Clifford J. Davis	1,800	33.26	11/3/2013	143,064	3,000	156,390
	4,000	62.77	1/2/2014
	6,120	56.92	1/4/2015
	5,824	76.60	1/4/2016
Robert Gemmell	5,824	76.60	1/4/2016	nil	3,000	156,390
Bernard Kraft	4,000	62.77	1/2/2014	nil	1,000	52,130
	6,120	56.92	1/4/2015
	5,824	76.60	1/4/2016
Mel Leiderman	7,500	54.42	1/2/2013	nil	3,000	156,390
	4,000	62.77	1/2/2014
	6,120	56.92	1/4/2015
	5,824	76.60	1/4/2016

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-The-Money Options(1)	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Share-Based Awards that have not Vested(1)
	(#)	($)		($)	(#)	($)
James D. Nasso	53,000	54.42	1/2/2013	nil	4,000	208,520
	4,000	62.77	1/2/2014
	6,120	56.92	1/4/2015
	5,824	76.60	1/4/2016
Sean Riley	5,824	76.60	1/1/2016	nil	3,000	156,390
John Merfyn Roberts	7,200	33.26	11/3/2013	143,064	3,000	156,390
	4,000	62.77	1/2/2014
	6,120	56.92	1/4/2015
	5,824	76.60	1/4/2016
Howard R. Stockford	4,000	62.77	1/2/2014	nil	3,000	156,390
	6,120	56.92	1/4/2015
	5,824	76.60	1/4/2016
Pertti Voutilainen	35,000	54.42	1/2/2013	nil	1,000	52,130
	4,000	62.77	1/2/2014
	6,120	56.92	1/4/2015
	5,824	76.60	1/4/2016

(1)
Based on a closing price of the Company's shares on the TSX of $52.13 on December 31, 2012.

(2)
The value of Dr. Baker's awards is in United States dollars and based on a closing price of the Company's shares on the New York Stock Exchange (the "NYSE") of US$52.46 on December 31, 2012.

        In 2009, shareholders of the Company approved an amendment to the Employee Share Purchase Plan to prohibit participation by non-executive directors. During the year ended December 31, 2012, the Company issued a total of 1,830 common shares to Mr. Boyd (the only executive director) under its Employee Share Purchase Plan.

        The following table sets out the attendance of each of the directors to the Board of Directors meetings and the Board Committee meetings held in 2012.

Director	Board Meetings Attended	Committee Meetings Attended
Leanne M. Baker	8 of 8	5 of 5
Douglas R. Beaumont	8 of 8	10 of 10
Sean Boyd	8 of 8	N/A
Martine A. Celej	8 of 8	5 of 5
Clifford J. Davis	8 of 8	5 of 5
Robert Gemmell	6 of 8	5 of 5
Bernard Kraft	7 of 8	9 of 9
Mel Leiderman	8 of 8	5 of 5
James D. Nasso	8 of 8	6 of 6
John Merfyn Roberts	8 of 8	4 of 4
Sean Riley	7 of 8	4 of 5
Howard R. Stockford	8 of 8	10 of 10
Pertti Voutilainen	8 of 8	4 of 4

Appointment of Auditors

        The persons named in the enclosed form of proxy intend to VOTE FOR the appointment of Ernst & Young LLP as the Company's auditors, and for the directors to fix the remuneration of the auditors unless a shareholder has specified in his or her proxy that his or her common shares are to be withheld from voting for the appointment of Ernst & Young LLP as the Company's auditors. Representatives of Ernst & Young LLP are expected to be present at the meeting to respond to appropriate questions and make a statement if they wish to do so. Ernst & Young LLP became the Company's auditors in 1983. Fees paid to Ernst & Young LLP for 2012 and 2011 are set out below.

	Year ended December 31, 2012	Year ended December 31, 2011
	($ thousands)	($ thousands)
Audit fees	2,466	2,655
Audit related fees	23	21
Tax consulting fees	400	72
All other fees	167	76

Total	3,056	2,824

        Audit fees were paid for professional services rendered by the auditors for the audit of the Company's annual financial statements and related statutory and regulatory filings and for the quarterly review of the Company's interim financial statements. Audit fees in 2011 also include prospectus-related fees for professional services rendered by the auditors in connection with corporate financing activity by the Company during a year. These services consisted of the audit or review, as required, of financial statements included in the prospectuses, the review of documents filed with securities regulatory authorities, correspondence with securities regulatory authorities and all other services required by regulatory authorities in connection with the filing of these documents.

        Audit related fees consist of fees paid for assurance and related services performed by the auditors that are reasonably related to the performance of the audit of the Company's financial statements. This includes consultation with respect to financial reporting, accounting standards and compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

        Tax consulting fees were paid for professional services relating to tax compliance, tax advice and tax planning. These services included the review of tax returns, assistance with eligibility of expenditures under the Canadian flow-through share tax regime and tax planning and advisory services in connection with international and domestic taxation issues.

        All other fees were paid for services other than the fees listed above and include fees for professional services rendered by the auditors in connection with the translation of securities regulatory filings required to comply with securities laws in certain Canadian jurisdictions.

        No other fees were paid to auditors in the previous two years.

        The Audit Committee has adopted a policy that requires the pre-approval of all fees paid to Ernst & Young LLP prior to the commencement of the specific engagement.

Financial Statements

        The audited annual financial statements for the year ended December 31, 2012 have been mailed to the Company's shareholders with this Circular.

Amendment to Stock Option Plan

        The Stock Option Plan provides participants with an incentive to enhance shareholder value by providing a form of compensation that is tied to increases in the market value of the Company's common shares. Details on the Stock Option Plan can be found on page 30 of this Circular.

        Currently, the Company has reserved 25,800,000 common shares for issuance under the Stock Option Plan. As at March 11 2013, 23,451,580 Options have been granted under the Stock Option Plan (not including Options that were granted but subsequently cancelled or expired), with 2,348,420 Options available for future grants, representing 13.6% and 1.4%, respectively, of the 172,501,169 common shares issued and outstanding as at March 11, 2013. As at March 11, 2013, 11,750,991 Options granted under the Stock Option Plan were unexercised and 11,700,589 Options granted under the Stock Option Plan had been exercised, representing 6.8% and 6.8%, respectively, of the 172,501,169 common shares issued and outstanding as at such date.

        The need to attract and retain skilled employees remains particularly important at this time, as the Company continues to optimize and attempts to expand its multi-mine platform. The Company considers grants of Options under the Stock Option Plan to be a key factor in its ability to attract and retain skilled and experienced personnel at many levels. This is reflected by the granting of Options not only to officers, but also to a larger number of other employees to enhance their incentive to continue to grow per share value. In 2012, 181 employees were granted Options (167 in 2011; 147 in 2010).

        The Company's practice of granting Options to employees even at a mid-level of management is a fundamental compensation tenet and it is important that the number of Options available to be granted under the Stock Option Plan be increased to maintain this practice and thereby fostering the growth and performance of the Company.

        The aggregate number of outstanding Options as at December 31, 2012 was 10,587,126, representing 6.1% of the common shares issued and outstanding as at December 31, 2012, and 3,257,000 Options were granted in 2012 representing 1.9% of all common shares issued and outstanding as at December 31, 2012.

        The Compensation Committee is recommending to increase the number of common shares reserved for issuance under the Stock Option Plan by 2,000,000 common shares from 25,800,000 common shares to 27,800,000 common shares, representing 1.2%, 15.0% and 16.1%, respectively, of the 172,501,169 common shares issued and outstanding as at March 11, 2013. At the meeting, shareholders will be asked to consider an ordinary resolution (attached to this Circular as Appendix B) to approve this proposed amendment to the Stock Option Plan. If the resolution is approved, the number of common shares available for future Option grants will be 4,348,420, representing 2.5% of the 172,501,169 common shares issued and outstanding as at March 11, 2013.

        The TSX requires that the resolution amending the Stock Option Plan be passed by the affirmative vote of at least a majority of the votes cast, by proxy or in person. In addition to shareholder approval, the proposed amendments are subject to regulatory approval. If you do not indicate how you want your common shares to be voted, the persons named in the enclosed form of proxy intend to vote your common shares FOR the proposed amendments to the Stock Option Plan.

Amendment to Articles to Change the Company's Name

        At the meeting, shareholders will be asked to consider and, if deemed advisable, approve a special resolution, with or without variation, authorizing the Company to amend its articles to effect a change of name of the Company from "Agnico-Eagle Mines Limited/Mines Agnico-Eagle Limitée" to "Agnico Eagle Mines Limited/Mines Agnico Eagle Limitée".

        The change of the Company's name has been approved by the Board and is believed by the Board to be in the best interests of the Company. The Board and management believe that changing the Company's name in conjunction with the Company's re-branding initiative will better reflect the Company's transformation from a one-mine, regional entity to a multi-mine company operating internationally.

        The Company does not intend to change the ticker symbol (AEM) under which its common shares are currently listed on the TSX and the NYSE.

        The amendment to the Company's articles implementing the change of the Company's name must be authorized and approved by a special resolution of the shareholders. A special resolution requires the affirmative vote of not less than two-thirds (2/3) of the votes cast by proxy or in person at the meeting.

        The complete text of the resolution approving the change of the Company's name is attached to this Circular as Appendix C. If you do not indicate how you want your common shares to be voted, the persons named in the enclosed form of proxy intend to vote your common shares FOR the resolution approving the change of the Company's name.

Amendment to By-Laws (Advance Notice Requirement)

        At the meeting, shareholders will be asked to consider and, if deemed advisable, confirm by ordinary resolution an amendment to the by-laws of the Company (By-Law No. 1) to include mandatory procedures for nominations of persons for election to the Board, including an advance notice requirement for nominations by shareholders in certain circumstances. The advance notice requirement fixes a deadline by which holders of record of the Company's common shares must submit director nominations to the Corporate Secretary prior to any annual meeting of shareholders (or any special meeting of shareholders if one of the purposes for which the special meeting is called is the election of one or more directors) and sets forth the specific information that a nominating shareholder must include in the written notice to the Corporate Secretary of the Company for a nomination to be valid.

        We understand that amending the Company's by-laws to include an advance notice requirement is consistent with an emerging corporate governance trend among Canadian issuers. The Board and management believe that the amendment to the Company's by-laws provides shareholders, directors and management with a transparent, structured and fair framework for nominating directors. In addition, the Board and management believe that the advance notice requirement will facilitate an orderly and efficient annual or special meeting process, ensure that all shareholders receive adequate notice and information concerning nominees and provide shareholders reasonable time for appropriate deliberation in advance of the meeting.

        The Board approved the amendment to the Company's by-laws on March 8, 2013, but resolved that the amendment shall not be effective until it is confirmed by ordinary resolution of the Company's shareholders.

        The complete text of the resolution confirming the amendment to the Company's by-laws is attached to this Circular as Appendix D. If you do not indicate how you want your common shares to be voted, the persons named in the enclosed form of proxy intend to vote your common shares FOR the resolution confirming the amendment to the Company's by-laws.

Advisory Vote on Approach to Executive Compensation

        The Board believes that the Company's compensation program must be competitive with companies in its peer group, provide a strong incentive to its officers to achieve the Company's goals and align the interests of management with the interests of the Company's shareholders. A detailed discussion of the Company's executive compensation program is provided under "Compensation Discussion & Analysis" starting on page 19 of this Circular. In line with recent developments and emerging governance trends in respect of executive compensation, commonly known as "Say on Pay", the Board has determined to provide shareholders with a "Say on Pay" advisory vote at the meeting to endorse or not endorse the Company's approach to executive compensation.

        At the meeting, the shareholders will be asked to consider the following resolution, which is also attached to this Circular as Appendix E:

BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors of the Company, the shareholders accept the approach to executive compensation disclosed in this Circular.

        Because this vote is advisory, it will not be binding upon the Board of Directors. However, the Board and the Compensation Committee will take the outcome of the vote into account in their ongoing review of executive compensation.

SECTION 3: COMPENSATION AND OTHER INFORMATION

Compensation Discussion & Analysis

Compensation Program Philosophy

        The senior officers of the Company have a significant influence on corporate performance and creating shareholder value. With this in mind, the Company's philosophy regarding compensation is that it must:

  •
  be competitive in order to attract and retain employees with the skills and commitment needed to lead and grow the Company's business;

  •
  provide a strong incentive to achieve the Company's goals; and

  •
  align the interests of management with the interests of the Company's shareholders.

Elements of Compensation

        The compensation paid to the Company's senior officers has four components:

  •
  base salary and benefits;

  •
  annual incentive compensation (bonuses);

  •
  long-term incentive compensation through the grant of Options and RSUs and participation in the Employee Share Purchase Plan; and

  •
  career compensation in the form of retirement benefits.

        The Compensation Committee reviews each component of compensation for each senior officer and makes compensation recommendations to the Board of Directors. In its evaluation of each senior officer, the Compensation Committee considers, among other things, executive compensation surveys, recommendations by any executive compensation consultant retained by the Compensation Committee, evaluations prepared by the Vice-Chairman, President and Chief Executive Officer, as applicable, for each senior officer other than the Vice-Chairman, President and Chief Executive Officer and an evaluation prepared by the Chairman for the Vice-Chairman, President and Chief Executive Officer. The Board of Directors reviews the recommendations and gives final approval on the compensation of the Company's senior officers. The Board of Directors has complete discretion over the amount and composition of each officer's compensation.

        In 2012, the Company's Human Resources department conducted an internal market analysis using publicly available information from the Company's peer group and surveys provided by different compensation firms, notably the PricewaterhouseCoopers LLP 2012 "Mining Industry Salary Survey — Corporate Report" (the "PwC Survey"). The information was used by the Compensation Committee and the Board of Directors in recommending and approving the salary adjustments to market and the bonus targets for the Company's senior executives.

        The Compensation Committee also retained Meridian Compensation Partners in 2012 to provide consulting services with respect to designing a structure to better align the Vice-Chairman, President and Chief Executive Officer's compensation with the interests of the Company's shareholders and the performance of the Company's common shares.

Executive Compensation-Related Fees

Name of Firm	Year	Amount Paid for Compensation-Related Services ($)
Mercer (Canada) Limited	2011	29,275
Meridian Compensation Partners	2012	16,419

        The Company's total compensation plan is designed to drive long-term increases in shareholder value. The creation of an appropriate plan requires an understanding of the Company's objectives and the individuals charged with delivering the expected results. The Company strives to design its total compensation plan so that the plan does not result in behavior that is inconsistent with the goals and objectives of the Company.

        During 2012, the Compensation Committee considered the implications of the risks (with specific regard to retention) associated with the Company's compensation policies and practices and looked at the long-term incentive structure for the Company's senior executives and concluded that RSUs should become a significant element in the long-term incentive component of executive compensation going forward.

        All directors and officers of the Company are prohibited from short-selling and trading in derivatives of the Company's securities.

        A description of the retirement benefits made available to the Company's officers is set out under "Pension Plan Benefits" beginning on page 34 of this Circular.

Industry Positioning and Competitive Environment

        The Company is continuing to experience rapid changes in production, reserves, operations, employees and the international scope of its business. The success of the Company in delivering value for shareholders is largely determined by the quality and consistency of its strategy and the execution thereof. In this regard, it is very important to ensure that compensation programs are designed to attract, motivate and retain key employees in order to achieve or exceed the strategic objectives of the Company.

        The Company has worked strategically over the last several years to upgrade its physical asset base and its human resources. One of the clear competitive advantages the Company needs to maintain in the gold mining industry is a high quality, experienced senior management team that works together to create value for its shareholders.

        With the continuing growth of the gold industry, the competition for high quality executive talent remains intense. The Company competes for executive talent primarily with other Canadian gold mining companies. In response, the Company has strived to and needs to continue to create an environment where employees want to work and take on increasing responsibility. Retaining certain key executives of the Company, who may have otherwise been receptive to other employment opportunities, has been particularly important in the context of the Company's recent operating challenges.

        To continue its record of success in a very tight and competitive labour market, it is important that the executive management group has the proper incentives to remain focused on the growth strategy. In this regard, the compensation policy aims to target competitive base salaries paid to executives having comparable responsibilities and experience at other North American companies engaged in the same or similar lines of business as the Company.

Base Salary

        To retain a competent, strong and effective executive management group, the salaries paid by the Company must be competitive with others in the industry generally, as well as within the regional markets in which the executive is located. Base salary levels take into account the officers' individual responsibilities, experience, performance and contribution to enhancing shareholder value.

        The base salary policy is structured to provide a solid base compensation level for executives to encourage achievement of the Company's goals while aligning the interests of management with the interests of the Company's shareholders.

        Annual base salaries are established using internal and external surveys of average base salaries paid to officers of other mining companies of similar size as the Company. In its internal survey, the Company reviewed the 2012 publicly available information of nine mining companies: Barrick Gold Corporation, Centerra Gold Inc., Goldcorp Inc., Inmet Mining Corporation, Kinross Gold Corporation, Newmont Mining Corporation, Teck Resources Limited, Yamana Gold Inc. and IAMGOLD Corporation. The information reviewed reflected actual compensation paid in 2011.

        The factors for consideration for the companies in the internal survey included: (i) the company operates primarily in the gold mining sector with a focus on exploration, development and production; (ii) the company is listed on a U.S. stock exchange; (iii) the company has operations in countries in addition to its home country; and (iv) the company's market capitalization is between approximately one-third to three times that of the Company (the Company's market capitalization ranked seventh out of the nine companies in the peer group survey as at March 11, 2013). The Company competes with these peer group companies and other gold and mining companies for shareholders, capital, personnel and mining properties and, accordingly, the Company believes that this survey is a good representation of gold mining industry salaries and an appropriate basis for comparisons to the Company.

        The external survey used was the PwC Survey. The PwC Survey reflected executive base salary remuneration at 175 North American mining companies as at July 1, 2012. Of these 175 companies, only a minority had NYSE listings and only a dozen were larger than the Company, as measured by market capitalization. The information from the Company's internal survey was used to test and validate the position for the Vice-Chairman, President and Chief Executive Officer, the Senior Vice-President, Finance and Chief Financial Officer and the three other most highly compensated officers of the Company (the "Named Executive Officers") in 2012 and was adapted to reflect the compensation of the executive officers of the Company, while the information from the external survey was used to verify that the results of the internal survey are consistent with Canadian industry standards.

Annual Incentive Compensation

        Annual incentive compensation for the Company's senior officers is based on two factors, namely the Company's performance and the senior officers' contribution to that performance, weighted 40% and 60%, respectively. The 40% component is a corporate component based on the Company's goals. The evaluation of the Company's performance is based on its achievements of various specific targets such as return on equity, profitability, production goals and meeting capital expenditure budgets. The 60% component is a subjective component based on individual goals established at the beginning of the year for each executive and linked to the achievement of the Company's goals. Target incentive levels are defined as percentages of base salary. These percentages vary by role in the Company, as do the relative weights assigned to each component. The combined performance equals 100% of target incentive percentages and the final result may equal 0% to 250% of the target incentive.

        For 2012, based on the level of completion of the Company's goals established for the year and the performance of the executive officers compared to the level of performance surveyed for short-term compensation of the comparator groups, the Compensation Committee rated the Company's performance at 95% (or 38% of the possible 40%) for the corporate component.

        The determination that the corporate component would be 95% of the base entitlement reflected the performance at the corporate level based on results with respect to the accomplishment of the following short-term operational targets in 2012: the record safety performance at all of the Company's operations; the Company's superior share price performance; the solid operating performance of the Company's non-Canadian assets at the Pinos Altos and Kittila mines with respect to cash flow generation due, in part, to strong ore throughput, metal recoveries and containment of costs per tonne at these operations; and the improved operating results at the Meadowbank mine.

        The remaining 60% of the bonus for each of the Named Executive Officers, other than the Vice-Chairman, President and Chief Executive Officer (who is assessed by the Chairman of the Board of Directors), was determined by the individual performance of such officer as assessed by the Chairman of the Board of Directors and the Vice-Chairman, President and Chief Executive Officer with reference to the achievements noted above, as applicable to each Named Executive Officer, and ultimately determined by the Compensation Committee. Collectively, the individual performances were strong and contributed to the Company's record production and cash flow and share price turnaround in 2012.

        All of the recommended entitlements are consistent with the short-term incentive policy and, in turn, the Company's compensation policy.

2012 Corporate Objectives and Results

        In 2012, the Company had an outstanding year. Production targets were exceeded (guidance was raised twice during the year), cash costs were below budget, a new mine plan was successfully implemented at Meadowbank, the La India mine project was approved and advanced, approval for the re-opening of Goldex (at new zones) was obtained, steady state operations at the Kittila, Lapa and Pinos Altos mines occurred all while several significant changes at the senior management level took place.

        The following sections summarize the Company's 2012 performance relative to its key objectives in five major areas. A performance score is calculated for each of the areas to arrive at an overall score for corporate performance that is used in the short-term incentive compensation calculation.

SAFETY

•
Improve Combined Lost Time Injury Frequency Below 3.3

  This objective was met.

          The lost time injury frequency was 2.5, which is well below the target rate of 3.3. The Company did well in the 2012 Quebec Provincial Mine Rescue championships (LaRonde — Overall Champion; LaRonde — Best Management Team; Goldex — Best Result, Written Examination; Lapa — Best Performance, First Aid) and several of the Company's employees were recognized by the Quebec Mining Association for Excellence in Health & Safety for achieving various levels of accident-free hours of work (Goldex — one employee at 150,000 hours and one employee at 50,000 hours; LaRonde — two employees at 100,000 hours and six employees at 50,000 hours; Lapa — two employees at 50,000 hours). In Mexico, the Pinos Altos Mine received the "Silver Helmet Award" in recognition of being one of the mines in Mexico with the best safety statistics, a "Great Place to Work" award (rated as one of the top 100 companies to work for in Mexico) and recognized, for the fifth consecutive year, as a "Socially Responsible Company". Among other awards, the Company was ranked as one of the "Best 50 Corporate Citizens of Canada" and one of the top 90 employers in the Greater Toronto Area.

  Performance score: 15 out of 15.

OPERATING AND FINANCIAL PERFORMANCE

        All operating objectives were met, particularly as production and operating costs exceeded the targets. In addition, financial performance, balance sheet management and return on equity performance were all strong. Overall, there was a performance score of 24 out of 25 for operating and financial performance.

•
Achievement of the 2012 Business Plan (Budget)

  This objective was met.

          Gold production and total cash cost per ounce results in 2012 were higher and lower, respectively, than budgeted targets. There were several factors that contributed to the increased production (guidance was raised twice in 2012) and cost decrease relative to the budget with the most significant being the successful implementation of a new mine plan at the Meadowbank mine.

  Performance score: 10 out of 10.

•
Achieve Capital Expenditures Budget for All Projects

  This objective was met.

          Overall performance was generally strong. The Company was $4.7 million under budget with regard to sustaining development and new growth projects at its operating mines. Although capital expenditures at the Goldex and La India mine projects and the Meliadine project were $73.2 million above budget, this was due primarily to the initiation of construction at the Goldex and La India mine projects during 2012, which was not included in budgeted capital expenditures for the year.

  Performance score: 4 out of 5.

•
Balance Sheet/Financial Management

  This objective was met.

          In 2012, the Company's balance sheet and financial position was enhanced with the extension of the Company's credit facility and the addition of $200 million in long-term debt on favourable terms (11 year term at an average interest rate of 4.94%). This improved the Company's financial flexibility, extended the term of the credit facility, lowered borrowing costs and reduced financial risk. Furthermore, the Company's financial position was strengthened as the business generated net free cash flow and non-strategic investments were sold off in 2012. In addition, the Company's investment grade credit rating was reaffirmed.

  Performance score: 5 out of 5.

•
Return on Equity Higher than 5.2%

  This objective was met.

          The return on equity in 2012 was 9.1%, 75% higher than the target number of 5.2%.

  Performance score: 5 out of 5.

GOLD RESERVE GROWTH

•
Increase Gold Reserves and Resources

  This objective was partially met.

          The exploration group maintained gold reserves containing approximately 18.7 million ounces, essentially replacing the approximately one million ounces of gold produced by the Company in 2012. Exploration drilling in 2012 resulted in a significant increase in total resources and the conversion of approximately one million ounces of resources into reserves. Inferred resources increased by 25%. Drilling was most successful at the Meliadine project, where more than one million ounces of gold was discovered. Exploration also successfully added or upgraded ounces at the Kittila mine and the Tarachi deposit in Mexico.

  Performance score: 14 out of 15.

CORPORATE DEVELOPMENT

•
Complete or Position the Company to Complete One Large Accretive Acquisition

  This objective was met.

          The corporate development and project evaluation teams have increased both the quantity and quality of their work in 2012. In 2012, approximately 100 projects were evaluated. Of this amount, 15 were very detailed evaluations. The corporate development process at the Company has been reorganized to allow the corporate development team to work more closely with the operating teams at the site level to ensure the best ideas are captured and evaluated.

          The corporate development team has also been focused on managing the portfolio of investments in exploration companies to maximize the strategic benefits of these investments.

  Performance score 18 out of 20.

SHAREHOLDER RETURN/RELATIVE SHARE PRICE PERFORMANCE

•
Be in the first quartile of share price performance in the S&P/TSX Global Gold Index

  This objective was met.

          In 2012, the price of the common shares of the Company increased 40.7% on the TSX (compared to a 16.0% decrease for the S&P/TSX Global Gold Index) and increased 44.4% on the NYSE (compared to a 8.3% decrease for the XAU index). The graph below sets out the relative performance in 2012 of the Company's common shares on the TSX and the NYSE, the S&P/TSX Global Gold Index, the price of gold and the XAU index.

  Performance score 25 out of 25.

YTD Indexed Price Performance

        For the purposes of the 2012 short-term incentive compensation calculation, the corporate component was 40% of the base entitlement. A summary of the calculation of the corporate performance score is set out in the table below.

Key Performance Measures	Score	Weighting	Comments

Safety	15	15%	Met objectives

Operating and Financial Performance	24	25%	Met objectives

Gold Reserve and Resource Growth	14	15%	Partially met objectives

Corporate Development	18	20%	Met objectives

Shareholder Return/ Relative Share Price Performance	25	25%	Excellent share price performance

Total Corporate Performance Score	95	100%	Performance exceeded expectations

2012 Individual Performance Measures for Named Executive Officers

Sean Boyd — Vice-Chairman, President and Chief Executive Officer

        In 2012, Mr. Boyd's responsibilities and objectives included delivering first quartile share price performance; achieving operating targets for production and costs; generating record cash flow; developing and executing on corporate strategic goals and objectives; oversight of acquisition/divestiture initiatives; and representing the Company before stakeholders.

        Mr. Boyd's accomplishments in 2012 included:

  •
  positioned the Company for future growth in production, reserves and cash flow;

  •
  developed and implemented the strategy which resulted in the Company's share price increasing by 44% during 2012 (the price of gold increased by 7% during the same period);

  •
  re-gained premium valuation relative to the Company's peer group;

  •
  oversaw the development and implementation of a successful new mine plan at Meadowbank;

  •
  oversaw the turnaround strategy focused on meeting or exceeding market expectations (production guidance was increased twice during 2012) primarily due to positive performance from the Meadowbank mine;

  •
  achieved record operating cash flow with cash from operating activities totalling US$696 million, up 4.3% compared to the previous year;

  •
  achieved record annual gold production of 1,043,811 ounces (exceeding one million ounces of gold production for the first time in the Company's history); and

  •
  positioned the Company to be in a financial condition to increase its dividend in 2013.

David Smith — Senior Vice-President, Finance and Chief Financial Officer

        Mr. Smith was appointed Senior Vice-President, Finance and Chief Financial Officer on October 24, 2012. As the Senior Vice-President, Finance and Chief Financial Officer, Mr. Smith's objectives include overall responsibility for all financial aspects of the Company, including financial reporting, treasury, capital allocation, budgeting, internal audit and control and input on corporate strategy and acquisitions. Prior to assuming the position of Senior Vice-President, Finance and Chief Financial Officer, Mr. Smith was the Senior Vice-President, Strategic Planning and Investor Relations of the Company. As Mr. Smith spent the majority of 2012 in the position of Senior Vice-President, Strategic Planning and Investor Relations, his individual performance measures were, for the most part, based on his accomplishments in this role.

        In 2012, Mr. Smith's accomplishments included:

  •
  increased strategic communications with market participants on both the buy-side and sell-side, including instituting regular quarterly update calls;

  •
  leveraged relationships with industry participants and worked with the Company's project evaluation and corporate development teams to identify investment and acquisition opportunities;

  •
  prepared for re-launch of the Company's website in tandem with the Company's rebranding initiative; and

  •
  improved the Company's communications with its employees on corporate goals and strategy through live presentations and electronic and print communications.

Alain Blackburn — Senior Vice-President, Exploration

        In 2012, Mr. Blackburn's objectives included increasing resources and assisting in evaluations of potential acquisitions and establishing a long-term exploration strategy with respect to geographical focus and reserve and resource growth.

        Mr. Blackburn's accomplishments in 2012 included:

  •
  conversion of approximately one million ounces from the resource category into the reserve category, which essentially replaced the ore that was mined by the Company in 2012;

  •
  increased inferred resources by approximately 25%; and

  •
  supervised an exploration strategy incorporating geological focus, reserves replacement and growth and resource growth.

Donald G. Allan — Senior Vice-President, Corporate Development

        In 2012, Mr. Allan's objectives included identifying, assessing and acting on acquisition opportunities, oversight of documentation to effect corporate and property transactions and management of a portfolio of strategic investments.

        Mr. Allan's accomplishments in 2012 included:

  •
  completion of the acquisition of Grayd Resource Corporation and strategic investments in other junior mining companies;

  •
  completion of the acquisition from Probe Mines Limited of the royalty on the Probe block on the Goldex property;

  •
  review, assessment and preparation for sale of several non-core holdings;

  •
  generated a net gain of approximately $12 million on the sale of strategic investments; and

  •
  directed the global assessment of precious metals acquisitions and growth opportunities, improving the efficiency of the process and increasing the volume of opportunities assessed.

R. Gregory Laing — General Counsel, Senior Vice-President, Legal and Corporate Secretary

        In 2012, Mr. Laing's objectives included overall responsibility for all legal aspects of the Company and its subsidiaries, including compliance with securities and corporate law and stock exchange regulations, public offerings and private placements of securities, mergers and acquisitions, property and joint venture agreements, international activities, litigation matters, environmental issues and corporate governance.

        Mr. Laing's accomplishments in 2012 included:

  •
  maintained legal compliance in all jurisdictions;

  •
  provided legal support to business units with respect to exploration activities, acquisition assessments and ongoing operations;

  •
  provided legal support in connection with corporate level financing activities; and

  •
  managed litigation matters.

Long-Term Incentive Compensation — RSUs and Options

        RSUs and Options provide a link between officers' compensation and increases in the value of the Company's common shares, and therefore create an incentive to enhance shareholder value over the long term. Grants of RSUs and Options are based on four factors:

  •
  the employee's performance;

  •
  the employee's level of responsibility within the Company;

  •
  the number and value of RSUs and the number and exercise price of Options previously issued to the employee; and

  •
  the Company's past practices.

        Long-term incentives for officers and key employees are provided through RSUs and Options granted under the RSU Plan and the Stock Option Plan, respectively, and are not subject to any performance goals or similar conditions.

        Long-term incentives are an integral part of the compensation strategy of the Company. The internal compensation survey, described above, compares the number of RSUs and Options issued to the Company's executive officers relative to the companies surveyed. A further consideration is the number of RSUs and Options held as a percentage of shares outstanding. Based on these findings, the Company believes that the RSUs and Options issued to the executives of the Company are generally in line with industry averages. Currently, there is no limit on the number of RSUs granted per year under the RSU Plan. The maximum number of Options permitted to be granted per year under the terms of the Stock Option Plan is 2% of common shares outstanding (totalling 3,450,023 Options as at March 11, 2013). Absent other circumstances, the Compensation Committee's policy is to recommend to award RSUs that vest on the third anniversary of the grant date and Options that vest such that a maximum of 25% of the Options granted vest upon the date granted with the remaining Options vesting equally on the next three anniversaries of the Option grant.

        In connection with the evaluation of management's performance conducted near the end of each fiscal year, the Compensation Committee makes a recommendation in respect of the number of RSUs to be granted to officers and directors of the Company and the number of Options to be granted to officers of the Company. If such recommendation is deemed acceptable to the Board of Directors, the Board of Directors approves the grant of the RSUs as soon as practicable in January and the grant of Options on the first trading day in January and such grant becomes effective immediately with an exercise price equal to the closing price of the immediately preceding trading day.

Share Ownership

        In order to align the interests of the Company and those of its officers and employees, the Company encourages ownership of common shares and facilitates this through its RSU Plan, Stock Option Plan and Employee Share Purchase Plan. Details of these plans can be found on pages 30 to 34 of this Circular. The Company has also adopted executive share ownership policies: the Chief Executive Officer is required to own the equivalent of at least three years of his base salary in common shares or RSUs of the Company. Mr. Boyd, the current Chief Executive Officer of the Company, meets this share ownership value requirement. A new Chief Executive Officer would have three years after being appointed to that position to comply with this provision. Senior Vice-Presidents of the Company are required to have or own 30,000 common shares or RSUs of the Company and Vice-Presidents of the Company are required to have or own 15,000 common shares or RSUs of the Company. Senior Vice-Presidents and Vice-Presidents of the Company have the later of five years from the date of implementation of this policy (that is, October 24, 2017) or five years from the date of appointment, to meet this share ownership requirement.

        The following list sets out each senior officer's holdings of common shares and RSUs of the Company as at March 11, 2013:

Sean Boyd, Director, Vice-Chairman, President and Chief Executive Officer	165,802
David Smith, Senior Vice President, Finance and Chief Financial Officer	32,975
Donald G. Allan, Senior Vice-President, Corporate Development	32,911
Alain Blackburn, Senior Vice-President, Exploration	24,449
Picklu Datta, Senior Vice-President, Treasury and Finance	10,316
Louise Grondin, Senior Vice-President, Environment and Sustainable Development	27,060
Tim Haldane, Senior Vice-President, Latin America	30,937
R. Gregory Laing, General Counsel, Senior Vice-President, Legal and Corporate Secretary	33,486
Marc Legault, Senior Vice-President, Project Evaluation	30,051
Jean-Luk Pellerin, Senior Vice-President, Human Resources	8,780
Jean Robitaille, Senior Vice-President, Technical Services and Project Development	62,342
Yvon Sylvestre, Senior Vice-President, Operations	26,819

Performance Graph

        The following graph compares the total cumulative return of $100 invested in the Company's common shares on December 31, 2007 with the cumulative total return for each of the Dow Jones Industrial Average, S&P/TSX Composite Index and the price of gold over the five-year period ended December 31, 2012 (in each case, assuming reinvestment of dividends). The graph below shows what a $100 investment in each of the above mentioned indices and in the Company's common shares, made at December 31, 2007, would be worth during the five years following the initial investment.

Agnico-Eagle Mines Limited Stock Price(1) vs. Dow Jones Industrial Average,
S&P/TSX Composite and Price of Gold

Note:

(1)
Assumes reinvestment of dividends of US$0.18 paid in each of 2008, 2009 and 2010, US$0.64 paid in 2011 and US$0.80 paid in 2012.

        The price of the Company's common shares has outperformed the Dow Jones Industrial Average and marginally underperformed the S&P/TSX Composite Index during the five-year period ended December 31, 2012. The trend in compensation of the Named Executive Officers has generally been consistent with share price performance over this period. The Company's share price increased in three of the past five years and, in each case, the share price gain outpaced the change to the compensation of the Named Executive Officers.

Compensation of Officers

        The senior officers of the Company are:

  •
  Sean Boyd, Vice-Chairman, President and Chief Executive Officer

  •
  David Smith, Senior Vice-President, Finance and Chief Financial Officer

  •
  Donald G. Allan, Senior Vice-President, Corporate Development

  •
  Alain Blackburn, Senior Vice-President, Exploration

  •
  Picklu Datta, Senior Vice-President, Treasury and Finance

  •
  Louise Grondin, Senior Vice-President, Environment and Sustainable Development

  •
  Tim Haldane, Senior Vice-President, Latin America

  •
  R. Gregory Laing, General Counsel, Senior Vice-President, Legal and Corporate Secretary

  •
  Marc Legault, Senior Vice-President, Project Evaluations

  •
  Jean-Luk Pellerin, Senior Vice-President, Human Resources

  •
  Jean Robitaille, Senior Vice-President, Technical Services and Project Development

  •
  Yvon Sylvestre, Senior Vice-President, Operations

        The following Summary Compensation Table sets out compensation during the fiscal year ended December 31, 2012 for the Named Executive Officers of the Company measured by total compensation earned during the fiscal years ended December 31, 2012, 2011 and 2010.

Summary Compensation Table

							Non-Equity Incentive Plan Compensation(1)
Name and Principal Position	Year	Salary	Share- Based Awards (ESPP)(2)	Share- Based Awards (RSUs)(3)	Option- Based Awards(4)		Annual Incentive Plans	Long- Term Incentive Plans	Pension Value	All Other Compensation(5)	Total Compensation(6)
		($)	($)	($)	($)		($)	($)	($)	($)	($)
Sean Boyd	2012	1,300,000	32,500	937,573	2,700,750		3,000,000	n/a	1,519,437	19,200	9,509,460
Vice-Chairman and	2011	1,260,000	52,000		4,120,800		1,197,000	n/a	257,642	95,005	6,982,447
Chief Executive Officer	2010	1,200,000	46,250		4,893,000		1,656,000	n/a	320,034	19,200	8,134,484
David Smith(7)	2012	465,962	16,500	468,787	623,250		495,000	n/a	144,144	29,910	2,243,553
Senior Vice-President,	2011	330,000	15,000		1,030,200		350,000	n/a	102,000	21,200	1,848,400
Finance and	2010	300,000	11,600		1,060,150		175,000	n/a	76,050	20,700	1,643,500
Chief Financial Officer
Ammar Al-Joundi(8)	2012	298,269	12,250	468,787	831,000		nil	n/a	44,740	nil	1,655,046
Senior Vice-President,	2011	490,000	23,750		1,030,200		457,000	n/a	119,080	56,202	2,176,232
Finance and	2010	151,635	7,308		1,615,500	(9)	322,000	n/a	nil	5,908	2,102,351
Chief Financial Officer
Alain Blackburn	2012	460,000	21,900	468,787	623,250		393,000	n/a	127,950	26,883	2,121,770
Senior Vice-President,	2011	438,000	15,600		1,030,200		335,000	n/a	92,980	55,092	1,966,872
Exploration	2010	425,000	15,600		1,631,000		344,000	n/a	25,350	19,200	2,460,150
Donald G. Allan	2012	460,000	21,000	468,787	623,250		426,000	n/a	132,900	25,300	2,157,237
Senior Vice-President,	2011	420,000	16,900		1,030,200		378,000	n/a	96,730	57,216	1,999,046
Corporate Development	2010	400,000	13,000		1,223,250		276,000	n/a	78,950	19,700	2,010,900
R. Gregory Laing	2012	450,000	21,000	468,787	623,250		417,000	n/a	130,050	24,800	2,134,887
General Counsel,	2011	420,000	20,000		1,030,200		343,000	n/a	113,250	19,200	1,945,650
Senior Vice-President,	2010	400,000	17,000		1,223,250		240,000	n/a	96,001	19,200	1,995,451
Legal and
Corporate Secretary

(1)
All amounts earned on non-equity incentive plan compensation were paid during the financial year.

(2)
This represents the Company's contribution to shares purchased by the Named Executive Officers pursuant to the Employee Share Purchase Plan.

(3)
These amounts represent the fair value of the RSUs granted to the respective Named Executive Officers. These amounts were calculated by multiplying the number of RSUs granted by the closing price of the Company's shares on the TSX on the day prior to the grant date. In 2012, RSU grants to the Named Executive Officers were based on a dollar amount determined by the Compensation Committee, which was divided by the 20-day volume-weighted average price of the Company's common shares on the TSX in order to determine the number of RSUs to be granted.

(4)
The value of option-based awards, being $8.31 per Option (2011- $17.17; 2010 — $16.31), was determined using the Black-Scholes option pricing model. The Black-Scholes option pricing model is a commonly used pricing model that assumes the valued option can only be exercised at expiration. All Options were granted at an exercise price of $37.05 (2011 — $76.60; 2010 — $56.92), which was the closing price for the common shares of the Company on the TSX on the day prior to the date of grant. Key additional assumptions used were: (i) the risk free interest rate, which was 1.22% (2011 — 1.96%; 2010 — 1.87%); (ii) current time to expiration of the Option which was assumed to be 2.7 years (2011 — 2.5 years; 2010 — 2.5 years); (iii) the volatility for the common shares of the Company on the TSX, which was 37.5% (2011 — 34.63%; 2010 — 44%); and (iv) the dividend yield for the common shares of the Company, which was 2.16% (2011 — 0.88%; 2010 — 0.43%).

(5)
Consists of premiums paid for term life and health insurance, automobile allowances, education and fitness benefits and, beginning in 2011, extended health coverage and computer-related allowances for the Named Executive Officers.

(6)
The total compensation was paid in Canadian dollars. The Company reports its financial statements in United States dollars. On December 31, 2012 the Noon Buying Rate was C$1.00 equals US$1.0051

(7)
Mr. Smith became Senior Vice-President, Finance and Chief Financial Officer on October 24, 2012; prior to that, he was the Senior Vice-President, Investor Relations and Strategic Planning of the Company.

(8)
Mr. Al-Joundi resigned as Senior Vice-President, Finance and Chief Financial Officer on July 9, 2012.

(9)
Mr. Al-Joundi joined the Company as Senior Vice-President, Finance and Chief Financial Officer on September 1, 2010 and received a grant of Options with a Black-Scholes value of $14.46 on that date based an exercise price of $69.44, a risk-free interest rate of 1.51%, a time to expiration of 5 years, a volatility of 31.4% and dividend yield of 0.24%.

RSU Plan

        The RSU Plan was established by the Company to assist in the retention of the Company's employees, officers and directors by providing non-dilutive common shares to reward the individual performance of participants. Grants of RSUs are determined by the Compensation Committee (for directors and officers) or the Chief Executive Officer (for employees). RSUs vest in accordance with the vesting periods specified in the RSU Plan, which for officers and directors is on December 31 in the third year after the date of the grant of the RSU. Dividends declared on non-vested RSUs are used to purchase additional RSUs, which have the same vesting dates and expiry dates as the RSUs in respect of which such additional RSUs are added. Once vested, the common shares underlying the RSUs are transferred to a participant's vested RSU account and may be sold at the request of the participant.

        If a participant's employment with the Company terminates as a result of a change of control or constructive termination within a six month period following a change of control, the participant's RSUs vest immediately. If a participant's employment is terminated for cause (as defined in the RSU Plan), the participant immediately forfeits all rights in respect of any non-vested RSUs. If a participant's employment is terminated without cause or if the participant retires or resigns from the service of the Company (including, for directors, resigning from the Board of Directors), dies while in the service of the Company or becomes disabled such that the participant receives benefits under the Company's long-term disability plan, the participant's non-vested RSUs vest immediately. The rights and obligations of the Company under the RSU Plan may be assigned by the Company to a successor in the business of the Company, to any corporation resulting from any amalgamation, reorganization, combination, merger or arrangement of the Company or to any corporation acquiring all or substantially all of the assets or business of the Company.

Stock Option Plan

        Under the Stock Option Plan, Options to purchase common shares may be granted to directors, officers, employees and consultants of the Company. The exercise price of Options granted may be denominated in Canadian dollars or United States dollars, but generally may not be less than the closing market price for the common shares of the Company on the TSX (for Options with an exercise price denominated in Canadian dollars) or the NYSE (for Options with an exercise price denominated in United States dollars) on the trading day prior to the date of grant. The maximum term of Options granted under the Stock Option Plan is five years and the maximum number of Options that can be issued in any year is 2% of the Company's outstanding common shares. In addition, a maximum of 25% of the Options granted in an Option grant vest upon the date granted with the remaining Options vesting equally on the next three anniversaries of the Option grant. The value of Options granted to non-executive directors participating in the Stock Option Plan is limited to $100,000 per year; however, in July 2011, the Board amended its director compensation program such that non-executive directors now receive RSUs instead of Options. The number of common shares which may be reserved for issuance to any one person pursuant to Options (under the Stock Option Plan or otherwise), warrants, share purchase plans or other compensation arrangements may not exceed 5% of the outstanding common shares. Additionally, the number of common shares which may be issuable to insiders of the Company pursuant to Options (under the Stock Option Plan or otherwise), warrants, share purchase plans or other compensation arrangements, at any time, cannot exceed 10% of outstanding common shares and the number of common shares issued to insiders of the Company pursuant to Options (under the Stock Option Plan or otherwise), warrants, share purchase plans or other compensation arrangements, within any one year period, cannot exceed 10% of the outstanding common shares.

        The Stock Option Plan provides for the termination of an Option held by an Option holder in the following circumstances:

  •
  the Option expires (no later than five years after the Option was granted);

  •
  30 days after the Option holder ceases to be an employee, officer, director of or consultant to the Company or any subsidiary of the Company;

  •
  twelve months after the death of the Option holder; and

  •
  where such Option holder is a director, four years after the date he or she resigns or retires from the Board of Directors (provided that in no event will any Option expire later than five years after the Option was granted).

        The Company has proposed certain changes to the Stock Option Plan affecting the number of common shares of the Company that may be reserved for issuance pursuant to Options. See "Section 2: Business of the Meeting — Amendment to Stock Option Plan".

        An Option granted under the Stock Option Plan may only be assigned to eligible assignees, including a spouse, a minor child, a minor grandchild, a trust governed by a registered retirement savings plan of such participant, a corporation controlled by such participant and of which all other shareholders are eligible assignees or a family trust of which such participant is a trustee and of which all beneficiaries are eligible assignees. Assignments must be approved by the Board of Directors and any stock exchange or other authority.

        The Board of Directors may amend or revise the terms of the Stock Option Plan without the approval of shareholders as permitted by law and subject to any required approval by any stock exchange or other authority including amendments of a "housekeeping" nature, amendments necessary to comply with applicable law (including, without limitation, the rules, regulations and policies of the TSX), amendments respecting administration of the Stock Option Plan (provided such amendment does not entail an extension beyond the original expiry date), any amendment to the vesting provisions of the Stock Option Plan or any Option, any amendment to the early termination provisions of the Stock Option Plan or any Option, whether or not such Option is held by an insider (provided such amendment does not entail an extension beyond the original expiry date), the addition or modification of a cashless exercise feature, amendments necessary to suspend or terminate the Stock Option Plan and any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX). No amendment or revision to the Stock Option Plan which adversely affects the rights of any Option holder under any Option granted under the Stock Option Plan can be made without the consent of the Option holder whose rights are being affected.

        In addition, no amendments to the Stock Option Plan to increase the maximum number of common shares reserved for issuance, to reduce the exercise price for any Option, to extend the term of an Option, to increase any limit on grants of Options to insiders of the Company, to amend the designation of who is an eligible participant or eligible assignee, to change the participation limits in any given year for non-executive directors or to grant additional powers to the Board to amend the Stock Option Plan or entitlements can be made without first obtaining the approval of the Company's shareholders. In response to a TSX staff notice regarding amendments to security based compensation arrangements, the Stock Option Plan was amended in 2007 such that where the Company has imposed trading restrictions on directors and officers that fall within ten trading days of the expiry of an Option, such Option's expiry date shall be the tenth day following the termination of such restrictions. The Stock Option Plan does not expressly entitle participants to convert an Option into a stock appreciation right.

        Under the Stock Option Plan, only eligible persons who are not directors or officers of the Company are entitled to receive loans (on a non-recourse or limited recourse basis or otherwise), guarantees or other support arrangements from the Company to facilitate Option exercises. During 2012, no loans, guarantees or other financial assistance were provided under the Stock Option Plan.

        The number of common shares currently reserved for issuance under the Stock Option Plan is 14,099,411 common shares (comprised of 11,750,991 common shares relating to Options issued but unexercised and 2,348,420 common shares relating to Options available to be issued), representing 8.2% of the Company's 172,501,169 common shares issued and outstanding as at March 11, 2013.

        In 2012, officers exercised Options to receive notional proceeds of, in aggregate, $1,185,380.50 (7 people) ($4,089,391 (7 people) in 2011); $21,775,538 (17 people) in 2010). In 2012, the Company received proceeds from the exercise of Options in the amount of $6,360,030 ($3,822,087 in 2011 and $76,129,773 in 2010).

        The following table sets out the value vested during the most recently completed financial year of the Company of incentive plan awards granted to the Named Executive Officers.

Incentive Plan Awards Table — Value Vested or Earned During Fiscal Year 2012

Name	Option-Based Awards — Value Vested During the Year	Share-Based Awards — Value Vested During the Year	Non-Equity Incentive Plan Compensation — Value Earned During the Year
	($)	($)	($)
Sean Boyd	nil	n/a	3,000,000
David Smith	nil	n/a	495,000
Ammar Al-Joundi	nil	n/a	nil
Alain Blackburn	nil	n/a	393,000
Donald G. Allan	nil	n/a	426,000
R. Gregory Laing	nil	n/a	417,000

        The following table sets out the outstanding Option awards of the Named Executive Officers as at December 31, 2012.

Outstanding Incentive Plan Awards Table

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-The-Money Options(1)	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Share Based Awards that have not Vested(1)	Market or Payout Value of Vested Share Based Awards not Paid Out or Distributed
	(#)	($)		($)	(#)	($)	($)
Sean Boyd	200,000	54.42	1/2/2013	nil	24,660	1,285,525.80	nil
	250,000	62.77	1/2/2014	nil
	300,000	56.92	1/4/2015	nil
	240,000	76.60	1/4/2016	nil
	325,000	37.05	1/3/2017	4,901,000
David Smith	15,000	54.42	1/2/2013	nil	12,330	642,762.90	nil
	65,000	62.77	1/2/2014	nil
	65,000	56.92	1/4/2015	nil
	60,000	76.60	1/4/2016	nil
	75,000	37.05	1/7/2017	1,131,000
Ammar Al-Joundi	75,000	69.44	9/1/2015	nil	nil	nil	nil
	60,000	76.60	1/4/2016	nil
Alain Blackburn	39,750	54.42	1/2/2013	nil	12,330	642,762.90	nil
	100,000	62.77	1/2/2014	nil
	100,000	56.92	1/4/2015	nil
	60,000	76.60	1/4/2016	nil
	75,000	37.05	1/3/2017	1,131,000
Donald G. Allan	30,000	54.42	1/2/2013	nil	12,330	642,762.90	nil
	75,000	62.77	1/2/2014	nil
	75,000	56.92	1/4/2015	nil
	60,000	76.60	1/4/2016	nil
	56,250	37.05	1/3/2017	848,250
R. Gregory Laing	60,000	54.42	1/2/2013	nil	12,330	642,762.90	nil
	75,000	62.77	1/2/2014	nil
	75,000	56.92	1/4/2015	nil
	60,000	76.60	1/4/2016	nil
	75,000	37.05	1/3/2017	1,131,000

(1)
Based on a closing price of the Company's shares on the TSX of$52.13 on December 31, 2012. On December 31, 2012, the Noon Buying Rate was C$1.00 equals US$1.0051.

        The following table sets out, as at December 31, 2012, compensation plans under which equity securities of the Company are authorized for issuance from treasury. The information has been aggregated by plans approved by shareholders and plans not approved by shareholders (of which there are none).

Equity Compensation Plan Information

Plan Category	Number of securities to be issued on exercise of outstanding options	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuances under equity compensation plans
Equity compensation plans approved by shareholders	10,587,126	$56.60	3,717,785
Equity compensation plans not approved by shareholders	nil	nil	nil

Employee Share Purchase Plan

        In 1997, the shareholders of the Company approved the Employee Share Purchase Plan to encourage directors, officers and full-time employees of the Company to purchase common shares of the Company. In 2009, the Employee Share Purchase Plan was amended to prohibit non-executive directors from participating in the plan. Full-time employees who have been continuously employed by the Company or its subsidiaries for at least twelve months are eligible at the beginning of each fiscal year to elect to participate in the Employee Share Purchase Plan. Eligible employees may contribute up to 10% of their basic annual salary through monthly payroll deductions or quarterly payments by cheque. The Company contributes an amount equal to 50% of the individual's contributions and issues common shares that have a market value equal to the total contributions (individual and Company) under the Employee Share Purchase Plan. In 2008, the shareholders of the Company approved an amendment to the Employee Share Purchase Plan to increase the number of shares available under such plan to 5,000,000 common shares. Of the 5,000,000 common shares approved, the Company has, as at March 11, 2013, 1,643,794 common shares remaining for issuance under the Employee Share Purchase Plan.

Pension Plan Benefits

        The Company's basic defined contribution pension plan (the "Basic Plan") provides pension benefits to employees of the Company generally, including the Named Executive Officers. Under the Basic Plan, the Company contributes an amount equal to 15% of each designated executive's pensionable earnings (including salary and short-term bonus) to the Basic Plan. The Company's contributions cannot exceed the money purchase limit, as defined in the Income Tax Act (Canada). Upon termination, the Company's contribution to the Basic Plan ceases and the participant is entitled to a pension benefit in the amount of the vested account balance. All contributions to the Basic Plan are invested in a variety of funds offered by the plan administrator, at the direction of the participant.

        In addition to the Basic Plan, effective January 1, 2008, in line with the Company's compensation policy that compensation must be competitive in order to help attract and retain the executives needed to lead and grow the Company's business and to address the weakness of the Company's retirement benefits when compared to its peers in the gold production industry, the Company adopted a supplemental defined contribution plan (the "Supplemental Plan") for designated executives at the level of Vice-President or above. On December 31 of each year, the Company credits each designated executive's account an amount equal to 15% of the designated executive's pensionable earnings for the year (including salary and short term bonus), less the Company's contribution to the Basic Plan. In addition, on December 31 of each year, the Company will credit each designated executive's account a notional investment return equal to the balance of such designated executive's account at the beginning of the year multiplied by the yield rate for Government of Canada marketable bonds with average yields over ten years. Upon retirement, after attaining the minimum age of 55, the designated executive's account will be paid out in either (a) five annual installments subsequent to the date of retirement, or (b) by way of lump sum payment, at the executive's option. If the designated executive's employment is terminated prior to reaching the age of 55, such designated executive will receive, by way of lump sum payment, the total amount credited to his or her account.

        The individual Retirement Compensation Arrangement Plan (the "RCA Plan") for Mr. Boyd provides pension benefits which are generally equal (on an after-tax basis) to what the pension benefits would be if they were provided directly from a registered pension plan. There are no pension benefit limits under the RCA Plan. The RCA Plan provides an annual pension at age 60 equal to 2% of the executive's final three-year average pensionable earnings for each year of continuous service with the Company, less the annual pension payable under the Basic Plan. The pensionable earnings for the purposes of the RCA Plan consists of all basic remuneration and do not include benefits, bonuses, automobile or other allowances, or unusual payments. Payments under the RCA Plan are secured by a letter of credit from a Canadian chartered bank. Mr. Boyd may retire early, any time after reaching age 55, with a benefit based on service and final average earnings at the date of retirement, with no early retirement reduction. The Company does not have a policy to grant extra years of service under its pension plans.

        The following table sets out the benefits to Mr. Boyd and the associated costs to the Company in excess of the costs under the Company's Basic Plan.

Defined Benefit Plan Table

		Annual Benefits Accrued
				Accrued Obligation at the Start of the Year(2)
Name	Number of Years of Service(1)	At Year End(1)	At age 60		Compensatory Change(3)	Non- Compensatory Change(4)	Accrued Obligation at Year End(5)
	(#)	($)	($)	($)	($)	($)	($)
Sean Boyd	27	765,223	1,079,902	7,909,256	1,495,617	1,251,952	10,656,825

(1)
As at December 31, 2012.

(2)
The actuarial valuation methods and assumptions that the Company applied in quantifying the accrued obligation at the start of the year are the same as those set out in note 6 to the Company's annual audited consolidated financial statements for the year ended December 31, 2011.

(3)
Includes the value of the pension earned during the year, the impact of any plan amendments and of any differences between actual and assumed compensation.

(4)
Includes the impact of interest accruing on the beginning-of-year obligation and changes in the actuarial assumptions and other experience gains and losses.

(5)
The actuarial valuation methods and assumptions that the Company applied in quantifying the accrued obligation at year end are the same as those set out in note 6 to the Company's annual audited consolidated financial statements for the year ended December 31, 2012.

        The following tables set out summary information about the Basic Plan and the Supplemental Plan for each of the Named Executive Officers as at December 31, 2012.

Defined Contribution Plan Table — Basic Plan

Name	Accumulated Value at Start of Year	Compensatory(1)	Non- Compensatory(2)	Accumulated Value at Year End
	($)	($)	($)	($)
Sean Boyd	392,972	23,820	34,110	450,902
David Smith	114,126	23,820	10,187	148,133
Ammar Al-Joundi	40,950	23,820	451	65,221
Alain Blackburn	286,328	23,820	29,529	339,677
Donald G. Allan	183,762	23,820	21,066	228,648
R. Gregory Laing	121,840	23,820	11,742	157,402

(1)
Includes the total amount contributed by the Company to the member's account during 2012.

(2)
Includes all investment income earned on the member's account balances during 2012.

Defined Contribution Plan Table — Supplemental Plan

Name	Accumulated Value at Start of Year	Compensatory(1)	Non- Compensatory(2)	Accumulated Value at Year End
	($)	($)	($)	($)
Sean Boyd(3)	nil	nil	nil	nil
David Smith	199,805	120,324	4,536	324,665
Ammar Al-Joundi	119,080	20,920	1,441	141,441
Alain Blackburn	315,664	104,130	7,166	426,960
Donald G. Allan	288,962	109,080	6,559	404,601
R. Gregory Laing	276,981	106,230	6,287	389,498

(1)
Includes the total amount notionally credited by the Company to the member's account during 2012. There was no above market investment income credited under the Supplemental Plan.

(2)
Includes all investment income earned on the member's notional account balances during 2012.

(3)
Mr. Boyd does not participate in the Supplemental Plan.

Employment Contracts/Termination Arrangements

        The Company has employment agreements with all of its executive officers that provide for an annual base salary, bonus and certain pension, health, dental and other insurance and automobile benefits. These amounts may be increased at the discretion of the Board of Directors upon the recommendation of the Compensation Committee. For the 2012 base salary for each Named Executive Officer, see "Summary Compensation Table" above. If the individual agreements are terminated other than for cause, death or disability, or upon their resignation following certain events, all of the Named Executive Officers would be entitled to a payment equal to two and one-half times their annual base salary at the date of termination plus an amount equal to two and one-half times their annual bonus (averaged over the preceding two years but not including Options) and a continuation of benefits for up to two and one-half years (or, at the election of the employee, the amount equal to the Company's cost in providing such benefits) or until the individual commences new employment. Certain events that would trigger a severance payment are:

  •
  termination of employment without cause;

  •
  substantial alteration of responsibilities;

  •
  reduction of base salary or benefits;

  •
  office relocation of greater than 100 kilometres;

  •
  failure to obtain a satisfactory agreement from any successor to assume the individual's employment agreement or provide the individual with a comparable position, duties, salary and benefits; or

  •
  any change in control of the Company.

        If a severance payment triggering event had occurred on December 31, 2012, the severance payments that would be payable to each of the Named Executive Officers, other than Mr. Al-Joundi, would be approximately as follows: Mr. Boyd — $8,544,250; Mr. Smith — $2,256,025; Mr. Blackburn — $2,127,208; Mr. Allan — $2,218,250; and Mr. Laing — $2,137,000.

Succession Planning

        The Company continually evaluates succession plans for its executive management team and takes pro-active steps to ensure potential succession candidates have the requisite skills and experience to transition to new roles. This includes inviting potential successors to formal Board or Committee meetings where they make presentations and engage in discussions with directors and encouraging them to attend informal social functions where they may interact with directors in a more relaxed setting. This allows directors to make a comprehensive assessment of such candidates.

        The Chief Executive Officer prepares succession planning reports on executive management team members and discusses succession matters in in camera sessions with the Compensation Committee and the Board. The Board is responsible for:

  (a)
  ensuring there is an orderly succession plan for the position of the Chief Executive Officer;

  (b)
  reviewing and approving the Chief Executive Officer's succession planning report for each of his direct reports and the executive management team;

  (c)
  ensuring the succession plan includes a process that would respond to an emergency situation which required an immediate replacement of the incumbent Chief Executive Officer or any of his direct reports; and

  (d)
  ensuring that the Chief Executive Officer has a succession planning process in place for other members of senior management in key positions.

Indebtedness of Directors, Executive Officers and Senior Officers

        There is no outstanding indebtedness to the Company by any of its officers or directors. The Company's policy is not to make any loans to directors or officers.

Additional Items

Corporate Governance

        Under the rules of the Canadian Securities Regulators (the "CSA"), the Company is required to disclose information relating to its system of corporate governance. The Company's corporate governance disclosure is set out in Appendix A to this Circular. In addition to describing the Company's governance practices with reference to the CSA rules, Appendix A to this Circular indicates how these governance practices align with the requirements and U.S. Securities and Exchange Commission regulations under the Sarbanes-Oxley Act of 2002 and the standards of the NYSE.

Directors' and Officers' Liability Insurance

        The Company has purchased, at its expense, directors' and officers' liability insurance policies to provide insurance against possible liabilities incurred by its directors and officers in their capacity as directors and officers of the Company. The premium for these policies for the period from December 31, 2012 to December 31, 2013 is $1,059,359. The policies provide coverage of up to $150 million per occurrence to a maximum of $150 million per annum. There is no deductible for directors and officers and a $2,500,000 deductible for each claim made by the Company ($1 million deductible for securities claims). The insurance applies in circumstances where the Company may not indemnify its directors and officers for their acts or omissions.

Additional Information

        The Company is a reporting issuer under the securities acts of each of the provinces of Canada and a registrant under the United States Securities Exchange Act of 1934 and is therefore required to file certain documents with various securities commissions. To obtain a copy of any of the following documents, please contact the Vice-President, Investor Relations:

  •
  the Company's most recent Annual Information Form consisting of the Company's Annual Report on Form 20-F under the United States Securities Exchange Act of 1934;

  •
  the Company's Audited Annual Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2012, which includes the Company's financial information;

  •
  any interim financial statements of the Company subsequent to the financial statements for the year ended December 31, 2012; and

  •
  this Management Information Circular.

        Alternatively, these documents may be viewed at the Company's website at http://www.agnico-eagle.com or on the SEDAR website at http://www.sedar.com.

        Information concerning the Company's Audit Committee, required to be provided by National Instrument 51-110F1, can be found in the Company's Annual Report on Form 20-F under the United States Securities Exchange Act of 1934, which may be reviewed at the websites set out above.

General

        Management knows of no matters to come before the meeting other than matters referred to in the Notice. However, if any other matters which are not now known to management should properly come before the meeting, the proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the proxy.

Directors' Approval

        The Board of Directors of the Company has approved the content and sending of this Management Information Circular.

March 11, 2013

R. GREGORY LAING General Counsel, Senior Vice-President, Legal and Corporate Secretary

 APPENDIX A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

        The Board and management have been following the developments in corporate governance requirements and best practices standards in both Canada and the United States. As these requirements and practices have evolved, the Company has responded in a positive and proactive way by assessing its practices against these requirements and modifying, or targeting for modification, practices to bring them into compliance with these corporate governance requirements and best practices standards. The Company revises, from time to time, the Board Mandate and the charters for the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Health, Safety, Environment and Sustainable Development Committee (formerly the Health, Safety and Environment Committee) to reflect the new and evolving corporate governance requirements and what it believes to be best practices standards in Canada and the United States.

        The Board believes that effective corporate governance contributes to improved corporate performance and enhanced shareholder value. The Company's governance practices reflect the Board's assessment of the governance structure and process which can best serve to realize these objectives in the Company's particular circumstance. The Company's governance practices are subject to review and evaluation through the Board's Corporate Governance Committee to ensure that, as the Company's business evolves, changes in structure and process necessary to ensure continued good governance are identified and implemented.

        The Company is required under the rules of the CSA to disclose its corporate governance practices and provide a description of the Company's system of corporate governance. This Statement of Corporate Governance Practices has been prepared by the Board's Corporate Governance Committee and approved by the Board.

Board of Directors

Director Independence

        The Board consists of thirteen directors. The Board has made an affirmative determination that twelve of its thirteen current members are "independent" within the meaning of the CSA rules and the standards of the New York Stock Exchange. With the exception of Mr. Boyd, all directors are independent of management and free from any interest or any business that could materially interfere with their ability to act as a director with a view to the best interests of the Company. In reaching this determination, the Board considered the circumstances and relationships with the Company and its affiliates of each of its directors. In determining that all directors except Mr. Boyd are independent, the Board took into consideration the facts that none of the remaining directors is an officer or employee of the Company or party to any material contract with the Company and that none receives remuneration from the Company other than directors' fees and Option grants for service on the Board. Mr. Boyd is considered related because he is an officer of the Company. All directors, other than Mr. Boyd, also meet the independence standard as set out in the Sarbanes-Oxley Act of 2002 ("SOX").

        The Board may meet independently of management at the request of any director or may excuse members of management from all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate. The Board also meets without management before or after each Board meeting, including after each Board meeting held to consider interim and annual financial statements. In 2012, the Board met without management at each Board meeting, being eight separate occasions, including the four regularly scheduled quarterly meetings.

        To promote the exercise of independent judgment by directors in considering transactions and agreements, any director or officer who has a material interest in the matter being considered may not be present for discussions relating to the matter and any such director may not participate in any vote on the matter.

        Additional information on each director standing for election, including other public company boards on which they serve and their attendance record for all Board and Committee meetings during 2012, can be found on pages 5 to 11 and 15 of this Circular.

Chairman

        Mr. Nasso is the Chairman of the Board and Mr. Boyd is the Vice-Chairman, President and Chief Executive Officer of the Company. Mr. Nasso is not a member of management. The Board believes that the separation of the offices of Chairman and Chief Executive Officer enhances the ability of the Board to function independently of management and does not foresee that the offices of Chairman and Chief Executive Officer will be held by the same person.

        The Board has adopted a position description for the Chairman of the Board. The Chairman's role is to provide leadership to directors in discharging their duties and obligations as set out in the mandate of the Board. The specific responsibilities of the Chairman include providing advice, counsel and mentorship to the Chief Executive Officer, appointing the Chair of each of the Board's committees and promoting the delivery of information to the members of the Board on a timely basis to keep them fully apprised of all matters which are material to them at all times. The Chairman's responsibilities also include scheduling, overseeing and presiding over meetings of the Board and presiding over meetings of the Company's shareholders.

Board Mandate

        The Board's mandate is to provide stewardship of the Company, to oversee the management of the Company's business and affairs, to maintain its strength and integrity, to oversee the Company's strategic direction, its organization structure and succession planning of senior management and to perform any other duties required by law. The Board's strategic planning process consists of an annual review of the Company's future business plans and, from time to time (and at least annually), a meeting focused on strategic planning matters. As part of this process, the Board reviews and approves the corporate objectives proposed by the Chief Executive Officer and advises management on the development of a corporate strategy to achieve those objectives. The Board also reviews the principal risks inherent in the Company's business, including environmental, industrial and financial risks, and assesses the systems to manage these risks. The Board also monitors the performance of senior management against the business plan through a periodic review process (at least every quarter) and reviews and approves promotion and succession matters.

        The Board holds management responsible for the development of long-term strategies for the Company. The role of the Board is to review, question, validate and ultimately approve the strategies and policies proposed by management. The Board relies on management to perform the data gathering, analysis and reporting functions which are critical to the Board for effective corporate governance. In addition, the Vice-Chairman, President and Chief Executive Officer, the Senior Vice-President, Finance and Chief Financial Officer, the Senior Vice-President, Corporate Development, the Senior Vice-President, Exploration and the Senior Vice-President, Technical Services report to the Board at least every quarter on the Company's progress in the preceding quarter and on the strategic, operational and financial issues facing the Company.

        Management is authorized to act, without Board approval, on all ordinary course matters relating to the Company's business. Management seeks the Board's prior approval for significant changes in the Company's affairs such as major capital expenditures, financing arrangements and significant acquisitions and divestitures. Board approval is required for any venture outside of the Company's existing businesses and for any change in senior management. Recommendations of committees of the Board require the approval of the full Board before being implemented. In addition, the Board oversees and reviews significant corporate plans and initiatives, including the annual three-year business plan and budget and significant matters of corporate strategy or policy. The Company's authorization policy and risk management policy ensure compliance with good corporate governance practices. Both policies formalize controls over the management or other employees of the Company by stipulating internal approval processes for transactions, investments, commitments and expenditures and, in the case of the risk management policy, establishing objectives and guidelines for metal price hedging, foreign exchange and short-term investment risk management and insurance. The Board, directly and through its Audit Committee, also assesses the integrity of the Company's internal control and management information systems.

        The Board oversees the Company's approach to communications with shareholders and other stakeholders and approves specific communications initiatives from time to time. The Company conducts an active investor relations program. The program involves responding to shareholder inquiries, briefing analysts and fund managers with respect to reported financial results and other announcements by the Company and meeting with individual investors and other stakeholders. Senior management reports regularly to the Board on these matters. The Board reviews and approves the Company's major communications with shareholders and the public, including quarterly and annual financial results, the annual report and the management information circular. The Board has approved a Disclosure Policy which establishes standards and procedures relating to contacts with analysts and investors, news releases, conference calls, disclosure of material information, trading restrictions and blackout periods.

        The Board's mandate is posted on the Company's website at www.agnico-eagle.com.

Position Descriptions

Chief Executive Officer

        The Board has adopted a position description for the Chief Executive Officer, who has full responsibility for the day-to-day operation of the Company's business in accordance with the Company's strategic plan and current year operating and capital expenditure budgets as approved by the Board. In discharging his responsibility for the day-to-day operation of the Company's business, subject to the oversight by the Board, the Chief Executive Officer's specific responsibilities include:

  •
  providing leadership and direction to the other members of the Company's senior management team;

  •
  fostering a corporate culture that promotes ethical practices and encourages individual integrity;

  •
  maintaining a positive and ethical work climate that is conducive to attracting, retaining and motivating top-quality employees at all levels;

  •
  working with the Chairman in determining the matters and materials that should be presented to the Board;

  •
  together with the Chairman, developing and recommending to the Board a long-term strategy and vision for the Company that leads to enhancement of shareholder value;

  •
  developing and recommending to the Board annual business plans and budgets that support the Company's long-term strategy;

  •
  ensuring that the day-to-day business affairs of the Company are appropriately managed;

  •
  consistently striving to achieve the Company's financial and operating goals and objectives;

  •
  designing or supervising the design and implementation of effective disclosure and internal controls;

  •
  maintaining responsibility for the integrity of the financial reporting process;

  •
  seeking to secure for the Company a satisfactory competitive position within its industry;

  •
  ensuring that the Company has an effective management team below the level of the Chief Executive Officer and has an active plan for management development and succession;

  •
  ensuring, in cooperation with the Chairman and the Board, that there is an effective succession plan in place for the position of Chief Executive Officer; and

  •
  serving as the primary spokesperson for the Company.

        The Chief Executive Officer is to consult with the Chairman on matters of strategic significance to the Company and alert the Chairman on a timely basis of any material changes or events that may impact upon the risk profile, financial affairs or performance of the Company.

Chairs of Board Committees

        The Board has adopted written position descriptions for each of the Chairs of the Board's committees, which include the Audit Committee, the Corporate Governance Committee, the Compensation Committee and the Health, Safety, Environment and Sustainable Development Committee. The role of each of the Chairs is to ensure the effective functioning of his or her committee and provide leadership to its members in discharging the mandate as set out in the committee's charter. The responsibilities of each Chair include, among others:

  •
  establishing procedures to govern his or her committee's work and ensure the full discharge of its duties;

  •
  chairing every meeting of his or her committee and encouraging free and open discussion at such meetings;

  •
  reporting to the Board on behalf of his or her committee; and

  •
  attending every meeting of shareholders and responding to such questions from shareholders as may be put to the Chair of his or her committee.

        Each of the Chairs is also responsible for carrying out other duties as requested by the Board, depending on need and circumstances.

Orientation and Continuing Education

        The Corporate Governance Committee is responsible for overseeing the development and implementation of orientation programs for new directors and continuing education for all directors.

        The Company maintains a collection of director orientation materials, which include the Board Mandate, the charters of the Board's committees, a memorandum on the duties of a director of a public company and a glossary of mining and accounting terms. A copy of such materials is given to each director and updated annually.

        The Company holds periodic educational sessions with its directors and legal counsel to review and assess the Board's corporate governance policies. This allows new directors to become familiar with the corporate governance policies of the Company as they relate to its business. In addition, the Company provides extensive reports on all operations to the directors at each quarterly Board meeting and conducts yearly site tours for the directors at a different mine site each year.

        The Corporate Governance Committee conducts an annual assessment that addresses the performance of the Board, the Board's committees and the individual directors. These assessments help identify opportunities for continuing Board and director development. In addition, it is open to any director to take a continuing education course related to the skill and knowledge necessary to meet his or her obligations as a director at the expense of the Company.

Ethical Business Conduct

        The Board has adopted a Code of Business Conduct and Ethics, which provides a framework for directors, officers and employees on the conduct and ethical decision making integral to their work. In addition, the Board has adopted a Code of Business Conduct and Ethics for Consultants and Contractors. The Audit Committee is responsible for monitoring compliance with these codes of ethics and any waivers or amendments thereto can only be made by the Board or a Board committee. These codes are available on www.sedar.com.

        The Board has also adopted a Confidential Anonymous Complaint Reporting Policy, which provides procedures for officers and employees who believe that a violation of the Code of Business Conduct and Ethics has occurred to report this violation on a confidential and anonymous basis. Complaints can be made internally to the General Counsel, Senior Vice-President, Legal and Corporate Secretary or the Senior Vice-President, Finance and Chief Financial Officer. Complaints can also be made anonymously by telephone, e-mail or postal letter through a hotline provided by an independent third party service provider. The General Counsel, Senior Vice-President, Legal and Corporate Secretary periodically prepares a written report to the Audit Committee regarding the complaints, if any, received through these procedures.

        The Board believes that providing a procedure for employees and officers to raise concerns about ethical conduct on an anonymous and confidential basis fosters a culture of ethical conduct within the Company.

Nomination of Directors

        The Corporate Governance Committee, which is comprised entirely of independent directors, is responsible for participating in the recruitment and recommendation of new nominees for appointment or election to the Board. When considering a potential candidate, the Corporate Governance Committee considers the qualities and skills that the Board, as a whole, should have and assesses the competencies and skills of the current members of the Board. Based on the talent already represented on the Board, the Corporate Governance Committee then identifies the specific skills, personal qualities or experiences that a candidate should possess in light of the opportunities and risks facing the Company. The Corporate Governance Committee may maintain a list of potential director candidates for its future consideration and may engage outside advisors to assist in identifying potential candidates. Potential candidates are screened to ensure that they possess the requisite qualities, including integrity, business judgment and experience, business or professional expertise, independence from management, international experience, financial literacy, excellent communications skills and the ability to work well in a team situation. The Corporate Governance Committee also considers the existing commitments of a potential candidate to ensure that such candidate will be able to fulfill his or her duties as a Board member.

Compensation

        Remuneration is paid to the Company's directors based on several factors, including time commitments, risk, workload and responsibility demanded by their positions. The Compensation Committee periodically reviews and fixes the amount and composition of the compensation of directors. For a summary of remuneration paid to directors, please see "Section 2: Business of the Meeting — Compensation of Directors and Other Information" and the description of the Compensation Committee below.

Board Committees

        The Board has four Committees: the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Health, Safety, Environment and Sustainable Development Committee.

Audit Committee

        The Audit Committee is composed entirely of directors who are unrelated to and independent from the Company (currently, Dr. Baker (Chair), Mr. Kraft, Mr. Leiderman and Dr. Riley), each of whom is financially literate, as the term is used in the CSA's Multilateral Instrument 52-110 — Audit Committees. In addition, Mr. Leiderman and Mr. Kraft are Chartered Accountants; Mr. Leiderman is currently in private practice and Mr. Kraft while retired, remains active in the profession and the Board has determined that both of them qualify as audit committee financial experts, as the term is defined in the rules of the United States Securities and Exchange Commission (the "SEC"). The education and experience of each member of the Audit Committee is set out under "Section 2: Business of the Meeting — Nominees for Election to the Board of Directors". Fees paid to the Company's auditors, Ernst & Young LLP, are set out under "Section 2: Business of the Meeting — Appointment of Auditors". The Audit Committee met five times in 2012.

        The Audit Committee has two primary objectives. The first is to advise the Board of Directors in its oversight responsibilities regarding:

  •
  the quality and integrity of the Company's financial reports and information;

  •
  the Company's compliance with legal and regulatory requirements;

  •
  the effectiveness of the Company's internal controls for finance, accounting, internal audit, ethics and legal and regulatory compliance;

  •
  the performance of the Company's auditing, accounting and financial reporting functions;

  •
  the fairness of related party agreements and arrangements between the Company and related parties; and

  •
  the independent auditors' performance, qualifications and independence.

        The second primary objective of the Audit Committee is to prepare the reports required to be included in the management information circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

        The Board has adopted an Audit Committee charter, which provides that each member of the Audit Committee must be unrelated to and independent from the Company as determined by the Board in accordance with the applicable requirements of the laws governing the Company, the stock exchanges on which the Company's securities are listed and applicable securities regulatory authorities. In addition, each member must be financially literate and at least one member of the Audit Committee must be an audit committee financial expert, as the term is defined in the rules of the SEC. The Audit Committee must pre-approve all audit and permitted non-audit services to be provided by the external auditors to the Company.

        The Audit Committee is responsible for reviewing all financial statements prior to approval by the Board, all other disclosure containing financial information and all management reports which accompany any financial statements. The Audit Committee is also responsible for all internal and external audit plans, any recommendation affecting the Company's internal controls, the results of internal and external audits and any changes in accounting practices or policies. The Audit Committee reviews any accruals, provisions, estimates or related party transactions that have a significant impact on the Company's financial statements and any litigation, claim or other contingency that could have a material effect upon the Company's financial statements. In addition, the Audit Committee is responsible for assessing management's programs and policies relating to the adequacy and effectiveness of internal controls over the Company's accounting and financial systems. The Audit Committee reviews and discusses with the Chief Executive Officer and Chief Financial Officer the procedures undertaken in connection with their certifications for annual filings in accordance with the requirements of applicable securities regulatory authorities. The Audit Committee is also responsible for recommending to the Board the external auditor to be nominated for shareholder approval who will be responsible for preparing audited financial statements and completing other audit, review or attest services. The Audit Committee also recommends to the Board the compensation to be paid to the external auditor and directly oversees its work. The Company's external auditor reports directly to the Audit Committee. The Audit Committee reports directly to the Board of Directors.

        The Audit Committee is entitled to retain (at the Company's expense) and determine the compensation of any independent counsel, accountants or other advisors to assist the Audit Committee in its oversight responsibilities.

Compensation Committee

        The Compensation Committee is composed entirely of directors who are unrelated to and independent from the Company (currently, Mr. Gemmell (Chair), Mr. Beaumont, Ms Celej and Mr. Stockford). The Compensation Committee met five times in 2012.

        The Compensation Committee is responsible for, among other things:

  •
  recommending to the Board policies relating to compensation of the Company's executive officers;

  •
  recommending to the Board the amount and composition of annual compensation to be paid to the Company's executive officers;

  •
  matters relating to pension, option and other incentive plans for the benefit of executive officers;

  •
  administering the Stock Option Plan;

  •
  reviewing and fixing the amount and composition of annual compensation to be paid to members of the Board and committees; and

  •
  reviewing and assessing the design and competitiveness of the Company's compensation and benefits programs generally.

        The Compensation Committee reports directly to the Board. The charter of the Compensation Committee provides that each member of the Compensation Committee must be unrelated and independent.

        The Board considers Messrs. Gemmell and Beaumont particularly well-qualified to serve on the Compensation Committee given the expertise they have accrued during their business careers: Mr. Gemmell as a senior manager of divisions of a major financial services company (where part of his duties included assessing personnel and setting compensation rates) and Mr. Beaumont as a founder and former senior executive of an international engineering services company (where part of his duties included oversight of the establishment of appropriate compensation structures for the organization).

Corporate Governance Committee

        The Corporate Governance Committee is composed entirely of directors who are unrelated to and independent from the Company (currently, Mr. Roberts (Chair), Mr. Kraft, Mr. Nasso and Mr. Voutilainen). The Corporate Governance Committee met four times in 2012.

        The Corporate Governance Committee is responsible for, among other things:

  •
  evaluating the Company's governance practices;

  •
  developing its response to the Company's Statement of Corporate Governance and recommending changes to the Company's governance structures or processes as it may from time to time consider necessary or desirable;

  •
  reviewing on an annual basis the charters of the Board and of each committee of the Board and recommending any changes;

  •
  assessing annually the effectiveness of the Board as a whole and recommending any changes;

  •
  reviewing on a periodic basis the composition of the Board to ensure that there remain an appropriate number of independent directors; and

  •
  participating in the recruitment and recommendation of new nominees for appointment or election to the Board.

        The Corporate Governance Committee also provides a forum for a discussion of matters not readily discussed in a full Board meeting. The charter of the Corporate Governance Committee provides that each member of the Corporate Governance Committee must be independent, as such term is defined in the CSA rules.

Health, Safety, Environment and Sustainable Development Committee

        The Health, Safety, Environment and Sustainable Development Committee (formerly the Health, Safety and Environment Committee) is comprised of four directors who are unrelated to and independent from the Company (currently Mr. Davis (Chair), Mr. Beaumont, Mr. Nasso and Mr. Stockford). The Health, Safety, Environment and Sustainable Development Committee met five times in 2012.

        The Health, Safety, Environment and Sustainable Development Committee is responsible for, among other things:

  •
  monitoring and reviewing sustainable development, health, safety and environmental policies, principles, practices and processes;

  •
  overseeing sustainable development, health, safety and environmental performance; and

  •
  monitoring and reviewing current and future regulatory issues relating to sustainable development, health, safety and the environment.

        The Health, Safety, Environment and Sustainable Development Committee reports directly to the Board and provides a forum to review sustainable development, health, safety and environmental issues in a more thorough and detailed manner than could be adopted by the full Board. The Health, Safety, Environment and Sustainable Development Committee charter provides that a majority of the members of the Committee be unrelated and independent.

Assessment of Directors

        The Company's Corporate Governance Committee (see description of the Corporate Governance Committee above) is responsible for the assessment of the effectiveness of the Board as a whole and participates in the recruitment and recommendation of new nominees for appointment or election to the Board of Directors.

        Each of the directors participates in a detailed annual assessment of the Board and Board committees. The assessment addresses performance of the Board, each Board committee and individual directors, including through a peer to peer evaluation. A broad range of topics is covered such as Board and Board committee structure and composition, succession planning, risk management, director competencies and Board processes and effectiveness. The assessment helps identify opportunities for continuing Board and director development and also forms the basis of continuing Board participation.

 APPENDIX B:

STOCK OPTION PLAN RESOLUTION

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.
the Stock Option Plan of the Company is hereby amended by deleting "25,800,000" in the first sentence in section 4 and substituting it with "27,800,000"; and

2.
any officer or director of the Company is authorized and directed on behalf of the Company to execute and deliver all such documents and to do all such acts as may be necessary or desirable to give effect to this resolution.

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 APPENDIX C:

NAME CHANGE RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
the name of the Company is hereby changed from "Agnico-Eagle Mines Limited/Mines Agnico-Eagle Limitée" to "Agnico Eagle Mines Limited/Mines Agnico Eagle Limitée" and that the articles of the Company be amended to reflect such change; and

2.
any officer or director of the Company is authorized and directed on behalf of the Company to execute and deliver all such documents and to do all such acts as may be necessary or desirable to give effect to this resolution.

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 APPENDIX D:

BY-LAWS RESOLUTION (ADVANCE NOTICE REQUIREMENT)

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.
the following amendment to By-Law No. 1 of the Company, which shall be inserted following section 4.3 and preceding section 4.4 of By-Law No. 1 of the Company, is hereby confirmed:

  "4.3A Nominations of Directors

  Subject to the provisions of the Act and the articles of the Corporation, only persons who are nominated in accordance with the procedures set out in this section 4.3A shall be eligible for election as directors.

  Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of one or more directors. Such nominations must be made:

    (a)
    by or at the direction of the board (or any duly authorized committee thereof), including pursuant to a notice of meeting;

    (b)
    by or at the direction or request of one or more shareholders pursuant to a proposal within the meaning of, and made in accordance with, the provisions of the Act, or a requisition of the shareholders made in accordance with the provisions of the Act; or

    (c)
    by any person (a "Nominating Shareholder"): (i) who, at the close of business on the date of the giving of the notice provided for below in this section 4.3A and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (ii) who complies with the notice procedures set out below in this section 4.3A.

  In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder pursuant to paragraph (c) above, the Nominating Shareholder must have given notice thereof that is both timely and in proper written form (as set out below in this section 4.3A) to the Corporate Secretary of the Corporation at the principal executive office of the Corporation.

  To be timely, a Nominating Shareholder's notice to the Corporate Secretary of the Corporation must be made:

    (a)
    in the case of an annual meeting of shareholders, not less than 30 days and not more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the "Notice Date") on which the first public announcement (as defined below) of the date of the annual meeting of shareholders was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

    (b)
    in the case of a special meeting of shareholders (which is not also an annual meeting of shareholders) called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

  The time periods for the giving of notice by a Nominating Shareholder set out above shall in all cases be determined based on the original date of the applicable annual meeting of shareholders or special meeting of shareholders, as applicable, and in no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of such notice.

  To be in proper written form, a Nominating Shareholder's notice to the Corporate Secretary of the Corporation must set out:

    (a)
    as to each person whom the Nominating Shareholder proposes to nominate for election to the board: (i) the name, age, business address and residential address of the person; (ii) the principal

D-1

      occupation or employment of the person; (iii) the country of residence of the person; (iv) the class or series and number of shares in the capital of the Corporation that are controlled or directed or that are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (v) any other information relating to the person that would be required to be disclosed in a dissident's proxy circular in connection with a solicitation of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

    (b)
    as to the Nominating Shareholder giving the notice: (i) full particulars regarding any proxy, contract, agreement, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Corporation; and (ii) any other information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below).

  The Corporation may require any proposed nominee for election as a director to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such proposed nominee.

  No person shall be eligible for election as a director unless nominated in accordance with this section 4.3A; provided, however, that nothing in this section 4.3A shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Act.

  The Chairman of the meeting of shareholders shall have the power and duty to determine whether a nomination of a person for election to the board was made in accordance with this section 4.3A and, if the Chairman determines that a nomination does not comply with this section 4.3A, to declare that such defective nomination shall be disregarded.

  For the purposes of this section 4.3A:

    (a)
    "public announcement" means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com; and

    (b)
    "Applicable Securities Laws" means the applicable securities legislation, as amended from time to time, of each province and territory of Canada, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission or similar regulatory authority of each province and territory of Canada.

  Notwithstanding any other provision of the by-laws, notice given to the Corporate Secretary of the Corporation pursuant to this section 4.3A may only be given by personal delivery, email (at such email address as may be stipulated from time to time by the Corporate Secretary of the Corporation for purposes of this notice) or facsimile transmission, and shall be deemed to have been given and made only at the time it is served by personal delivery to the Corporate Secretary at the address of the principal executive office of the Corporation or delivered to the Corporate Secretary by email (at the aforesaid email address) or facsimile transmission (provided that receipt of confirmation of such facsimile transmission has been received); provided that if such delivery is made on a non-business day or later than 5:00 p.m. (Toronto time) on a day that is a business day, then such delivery shall be deemed to have been made on the next following day that is a business day.

  Notwithstanding any of the foregoing, the board may, in its sole discretion, waive any requirement in this section 4.3A."; and

2.
any officer or director of the Company is authorized and directed on behalf of the Company to execute and deliver all such documents and to do all such acts as may be necessary or desirable to give effect to this resolution.

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 APPENDIX E:

ADVISORY RESOLUTION ON APPROACH TO EXECUTIVE COMPENSATION

BE IT RESOLVED AS AN ADVISORY RESOLUTION THAT:

1.
on an advisory basis and not to diminish the role and responsibilities of the Board of Directors of the Company, the approach to executive compensation disclosed in this Circular is hereby accepted.

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QuickLinks

  Exhibit 99.1
NOTICE OF 2013 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
MANAGEMENT INFORMATION CIRCULAR
SECTION 1: VOTING INFORMATION
SECTION 2: BUSINESS OF THE MEETING
NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS
SECTION 3: COMPENSATION AND OTHER INFORMATION
APPENDIX A STATEMENT OF CORPORATE GOVERNANCE PRACTICES
APPENDIX B: STOCK OPTION PLAN RESOLUTION
APPENDIX C: NAME CHANGE RESOLUTION
APPENDIX D: BY-LAWS RESOLUTION (ADVANCE NOTICE REQUIREMENT)
APPENDIX E: ADVISORY RESOLUTION ON APPROACH TO EXECUTIVE COMPENSATION